Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Financial Statement

The principal components of assets and liabilities as of March 31, 2012 and December 31, 2011, are as follows:

Assets	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Current assets	2,847,225	2,462,660
Non-current assets	10,199,980	9,995,062

Total assets	13,047,205	12,457,722

Liabilities and Shareholders’ Equity	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Current liabilities	1,008,064	1,031,945
Non-current liabilities	4,937,780	4,395,627
Non –parent participation	92,407	90,543
Net equity attributable to parent company Shareholders’ equity	7,008,954	6,939,607

Total net equity and liabilities	13,047,205	12,457,722

As of March 31, 2012, total assets increased by 4.73% or U.S.$ 589 million compared to December 31, 2011. This increase is mainly attributable to an increase in the balance of Cash and cash equivalents, in commercial debtors and other accounts receivables, and Properties, Plant and Equipment.

Moreover, liabilities increased by U.S.$ 518 million, mainly attributable to an increase in Financial Liabilities as a result of bonds issued in January 2012.

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2012	12/31/2011
Current ratio	2.82	2.39
Acid ratio	1.76	1.34

Debt indicators	03/31/2012	12/31/2011
Debt to equity ratio	0.84	0.77
Short-term debt to total debt	0.17	0.19
Long-term debt to total debt	0.83	0.81

	12/31/2012	12/31/2011
Financial expenses covered	2.06	5.34

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

Operational ratios	03/31/2012	31/12/2011
Inventory turnover	2.72	2.71
Inventory turnover (excluding biological assets)	3.68	3.82
Inventory permanence-days	132.19	132.95
Inventory permanence (excluding biological assets)	97.88	94.23

The liquidity ratio for the current period has increased this year compared to the period 2011. This is due to a major proportional increase in current assets compared to a proportional reduction in the variation of current liabilities, which in turn is explained by an increase in the Cash and cash equivalents, trade and other receivables.

As of March 31, 2012, the short-term debt represented 17% of total liabilities compared to 19% as of December 2011.

The ratio of financial expenses covered decreased from 5.34 to 2.06. This drop is mainly attributable to a lower net income in 2012, compared to the same period of 2011.

b)	Analysis of the Income Statement

Profit before Income Tax

Profit before Income Tax registered a profit of U.S.$ 61 million for the three-month period compared to U.S.$ 224 million the same period of the previous year, a decrease of U.S.$ 162 million. The change is explained by the factors described in the following table:

Item	Million U.S.$
Gross margin	(119)
Administrative expenses and Distribution costs	(10)
Other operating expenses	(22)
Financial costs	(7)
Others net	(4)

Net change in income before income tax	(162)

Gross Margin presents a profit of U.S.$ 280 million, a decrease of U.S.$ 119 million compared to last year (U.S.$ 398 million) caused by a proportional increase in Cost of sales and a decrease in sales prices, despite the increase in sales volumes, mainly in the cellulose business.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

ANALYSIS OF FINANCIAL POSITION, continued

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03/31/2012 ThU.S$	03/31/2011 ThU.S$
Pulp	474,645	526,894
Sawn timber	188,844	177,438
Panels	304,496	297,243
Forestry	33,975	34,559
Other	8,469	5,587

Total revenues	1,010,429	1,041,721

Sales costs	03/31/2012 ThU.S$	03/31/2011 ThU.S$
Wood	219,447	187,864
Forestry work	141,517	126,304
Depreciation	53,431	51,993
Other costs	316,456

Total sales costs	730,850	643,629

Profitability index	03/31/2012	12/31/2011
Profitability on equity	2.95	8.95
Profitability on assets	1.63	4.97
Return on operating assets	2.71	5.23

Profitability ratios	03/31/2012	03/31/2011
Income per share (U.S.$) (1)	0.45	1.52
EBITDA( MThU.S.$)	191.60	331.99
Income after tax (ThU.S.$) (2)	52,062	176,503
Gross margin (ThU.S.$)	279,579	398,092
Financial costs (ThU.S.$)	(58,082)	(51,575)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

2. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

3. MARKET SITUATION

Pulp Division

Pulp sales reached U.S.$ 474.6 million (including energy sales) for the first quarter of 2012, a decrease of 4.9% compared to the previous quarter. This decrease was mainly due to lower sales volume of 8.9%. and partially offset by higher average prices of 0.6%.

When compared with the U.S.$ 526.9 million (including energy sales) reached in the same quarter of 2011, pulp sales decreased 9.9%. This decrease is mainly explained by lower average prices of 18.7%, partially offset by higher sales volume of 11.0%.

In line with our estimations for the end of 2011, the bottom of the down cycle occurred in December. In January of this year, we began to see a recovery in demand and prices of both long fiber and short fiber. This recovery lasted throughout the first quarter of 2012 for almost all markets. The main price recovery was for short fiber, while in long fiber the recovery was moderate.

In Asia, and particularly in China, there was a recovery of 5% in long fiber and 9% in short fiber. Short fiber inventory levels were at low levels, and paper manufacturers had to restock at levels that would give them security, especially those which depend on pulp imports. At the same time, many importers and traders took advantage of low import prices and increasing local prices. In long fiber, the situation was different due to a less regular but important amount of supply coming from Scandinavia during this quarter. This additional supply limited further price increases and was due to low container freight from Europe to Asia and excess of installed capacity in Europe caused by the closure of paper production, introducing extra pulp to the market. Other Asian markets have followed the same price trend but maintaining normal import volumes.

In Europe, there was a more complex scenario than in Asia. On the one hand, the pulp producers have put pressure for price increases following the trend of other markets, and on the other hand the paper market was down, explaining the demand for pulp. This situation was seen especially for pine long fiber. Supply has increased, mainly caused by additional supply from integrated paper producers who have stopped paper production but continued producing pulp and selling to the market instead of for internal consumption. As a consequence, long fiber price increased only 3% in the quarter in which short fiber increased 12%. These pulp price increases, along with less demand for paper and a decline in paper prices, have eroded margins even for tissue paper, which in general has had a positive growth trend.

North America did not show important recovery signs in terms of pulp consumption, but did not show signs of deterioration. In terms of price, the North American market followed the global trend at a slower pace and only for eucalyptus short fiber with an 8% increase. There were no increases in long fiber.

Latin America has been very stable, with positive levels of demand and with better market prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Sawn Timber Division

Compared to the U.S. $180.6 million sold during the fourth quarter of 2011, sawn timber sales increased by 4.6% during the first quarter of 2012, reaching sales of U.S. $188.8 million. This increase was mainly due to higher sales volume of 0.8% and higher average prices of 3.7%.

When compared with the same period of 2011, sawn timber and remanufactured wood products sales increased by 6.4% or U.S.$ 11.4 million during the first quarter of 2012, mainly due to an increase in average prices of 11.3%, partially offset by lower sales volume of 4.5%.

The real estate and construction markets in the United States remained at low levels during the first quarter of 2012. In March, the housing starts index reached 654,000 units per year. Current construction levels remain low when compared to the historical ten year average. During the first quarter of 2012, the sales price of remanufactured moldings improved compared to the previous quarter.

During the first quarter of 2012, markets have slightly declined, especially in Asia. As a consequence, we have had price cuts and lower sales volume in China, Korea, Japan and Taiwan. Stocks of lumber in China have been at high levels. As a consequence, demand has been lower, and there was pressure to lower prices. We do not expect significant changes in the price of sawn timber products for the next months.

Panels Division

Panel’s sales (including energy sales and consolidation of Moncure) reached U.S.$ 304.5 million in the first quarter of this year, an increase of 0.7% when compared to the U.S.$ 302.4 million obtained in the fourth quarter of 2011. Compared with the previous quarter, prices remained relatively stable with an increase of 0.7%. Without considering volume sales of our new Moncure unit, sales volume decreased 12.3% mainly explained by the closure of our Curitiba mill and the destruction of our Nueva Aldea plywood mill in January of this year. Compared with the same quarter of 2011, sales were 2.4% higher. This increase in sales can be explained by higher average prices 0.3% and the consolidation of our Moncure unit during this first quarter. Sales volume declined 9.2% (without considering volume sales of Moncure).

Our plywood sales had a 24% drop in sales volume, mainly explained by the fire that affected our mill in Nueva Aldea this year on January 1st. In contrast, prices have shown increases of up to 11%, especially in North and South America and our domestic markets.

Our MDF sales had an increase in terms of volume, mainly due to a higher demand within South America and Asia, and an increase in sales prices of 10%.

For particleboard, sales volume dropped 18% when compared to the same quarter of 2011. This decrease is mainly explained by the closure of our Curitiba particleboard mill in December of 2011.

Our MDF moldings had an 18% increase in sales volume, which is explained by a recovery in North American demand with a 16% increase in sales. An additional driver that sustains this increase is the sales of moldings to Russia and Holland, being both new markets for Arauco in this product segment. Prices have also shown an increase of 3%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Sales volume of hardboard panels were in line with the first quarter of 2011. However, prices have continued increasing, reaching a 5% increase on a year over year comparison. In general, there has been a strong demand for this product, which has been affected by lower supply from other competitors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of net cash flow as of March 31, 2012 and March 31, 2011 are as follows:

	03/31/2012 thU.S.$	03/31/2011 thU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	112,787	118,910
Cash flow from financing activities:
Loan and bond payments	409,506	(43,029)
Dividend payments	—	(2,646)
Others	346	266
Cash flow from investment activities:
Purchase and sales of permanent investments	(37,155)	(19,000)
Incorporation and sale of property, plant and equipment	(215,398)	(110,142)
Incorporation and sale of biological assets	(30,117)	(27,345)
Loan to related companies	(25,500)	(43,717)
Other	3,264	1,306

Net cash flow for the period	217,733	(125,397)

We had a positive operating cash flow of U.S.$ 113 million for the current period compared to U.S.$ 119 million for the same period last year. This decrease was mainly due to an increase in payments for income tax and an increase in payments to suppliers and employees, partially offset by the increase in collection from customers.

Cash flow from financing activities had a positive balance of U.S.$ 410 million in the current period, compared to a negative balance of U.S.$ 45 million for the same period in 2011. This variation resulted from the issuance of bonds in the amount of U.S.$ 500 million during the current period.

The investment cash flow, at the end of the current period, decreased U.S.$ 305 million (U.S.$ 199 million in 2011), mainly due to an increase in capital contributions, loans, and higher payments for acquisition of property, plant, equipment and biological assets in 2012.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2012, a ratio of fixed rate debt to total consolidated debt of approximately 88,9%, which it believes is consistent with industry standards. The Company does not engage in futures against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited, in large part because the Company maintains one of the lowest cost structures in the industry.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET

		03-31-2012	12-31-2011
	Note	ThU.S.$	ThU.S.$
Assets
Current Assets
Cash and cash equivalents	4	537,970	315,901
Other financial current assets	23	149	—
Other current non-financial assets	25	233,769	207,196
Trade and Other receivables -net	23	840,630	740,416
Related party receivables	13	99,123	70,179
Inventories	3	794,647	795,104
Biological assets, current	20	275,805	281,418
Tax receivables		49,839	37,153

Total Current Assets other than assets or disposal groups classified as held for sale or as held for distribution to owners		2,831,932	2,447,367

Non-Current Assets or disposal groups classified as held for sale	22	15,293	15,293

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		15,293	15,293

Total Current Assets		2,847,225	2,462,660
Non-Current Assets
Other non-current financial assets	23	48,430	1,162
Other non-current and non-financial assets	25	105,912	99,901
Trade receivables, non current	23	7,044	7,332
Investment in associates accounted for using equity method	15-16	934,807	886,706
Intangible assets	19	16,745	17,609
Goodwill		60,782	59,124
Property, plant and equipment	7	5,407,672	5,324,172
Biological assets, non-current	20	3,479,590	3,463,166
Deferred tax assets	6	138,998	135,890
Total non-Current Assets		10,199,980	9,995,062
Total Assets		13,047,205	12,457,722

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED BALANCE SHEET (continued)

		03-31-2012	12-31-2011
	Note	ThU.S.$	ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	185,066	248,992
Trade and other payables	23	423,797	397,073
Related party payables	13	12,339	9,785
Other provisions, current	18	8,965	8,607
Tax liabilities		128,306	144,989
Current provision for employee benefits	10	3,534	3,307
Other current non financial liabilities	25	246,057	219,192

Total current liabilities other than assets included in disposal groups classified as held for sale		1,008,064	1,031,945

Total Current Liabilities		1,008,064	1,031,945
Non-Current Liabilities
Other non-current financial liabilities	23	3,484,661	2,969,015
Other non-current provisions	18	10,954	9,688
Deferred tax liabilities	6	1,277,705	1,256,233
Non-current provision for employee benefits	10	38,635	36,102
Other non-current non financial liabilities	25	125,825	124,589
Total non-current liabilities		4,937,780	4,395,627
Total liabilities		5,945,844	5,427,572
Net Equity
Issued capital stock		353,176	353,176
Accumulated earnings		6,713,327	6,683,252
Other reserves		(57,549)	(96,821)

Net equity attributable to parent company		7,008,954	6,939,607

Non-controlling interest		92,407	90,543
Total net equity		7,101,361	7,030,150
Total net equity and liabilities		13,047,205	12,457,722

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-March
		2012	2011
	Nota	ThU.S.$	ThU.S.$
Income Statement

Revenue	9	1,010,429	1,041,721
Cost of sales		(730,850)	(643,629)
Gross Income		279,579	398,092
Other operating income	2	61,725	64,575
Distribution costs	2	(99,033)	(106,538)
Administrative expenses	2	(102,823)	(85,037)
Other operating expenses	2	(34,137)	(12,410)
Financial income		3,797	7,286
Financial costs	2	(58,082)	(51,575)

Participation in (loss) income in associates and joint ventures accounted through equity method	15	(429)	(3,896)

Exchange rate differences		10,793	13,166
Income before income tax		61,390	223,663
Income Tax	6	(9,328)	(47,160)
Income from continuing operations		52,062	176,503
Net Income		52,062	176,503

Income attributable to equity holders

Income attributable to parent company		51,425	172,487
Income attributable to non-parent company		637	4,016
Net Income		52,062	176,503

Basic earnings per share
Earnings per share from continuing operations		0.0004545	0.0015244

		0.0004545	0.0015244

Earnings per diluted shares
Earnings per diluted share from continuing operations		0.0004545	0.0015244

Basic earnings per diluted share		0.0004545	0.0015244

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

		January-March
		2012	2011
	Nota	ThU.S.$	ThU.S.$

Net Income		52,062	176,503
Other comprehensive income, net of tax
Exchange difference on conversion

Gain (loss) for exchange differences, before tax	11	38,474	24,335

Cash flow hedges

Gain (loss) for cash flow hedges, before tax	23	(2,087)	(4,293)

Participation in Other comprehensive income in associates and joint ventures accounted for using equity method		3,061	(714)

Other comprehensive income, net of tax		39,448	19,328

Income tax related to Cash flow hedges on Other comprehensive income	6-23	1,098	455
Other comprehensive income		40,546	19,783

Total comprehensive income		92,608	196,286

Resultado Integral Atribuible a

Comprehensive income statement attributable to parent company		90,697	191,131
Comprehensive income statement attributable to non-controlling interest		1,911	5,155

Total comprehensive income		92,608	196,286

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

03-31-2012	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2011	353,176	(67,539)	(25,914)	(3,368)	(96,821)	6,683,252	6,939,607	90,543	7,030,150

Comprehensive income statement
Net income						51,425	51,425	637	52,062
Other comprehensive income, net of tax		37,200	(989)	3,061	39,272	0	39,272	1,274	40,546
Comprehensive income		37,200	(989)	3,061	39,272	51,425	90,697	1,911	92,608
Dividens						(21,350)	(21,350)	0	(21,350)
Increase (decrease) for transfer and other changes							0	(47)	(47)
Total Changes in equity	0	37,200	(989)	3,061	39,272	30,075	69,347	1,864	71,211
Closing balance at 03/31/2012	353,176	(30,339)	(26,903)	(307)	(57,549)	6,713,327	7,008,954	92,407	7,101,361

03/31/2011	Share Capital ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$	Participation in other Comprehensive Income in Associates and Joint Venture ThU.S.$	Other Reserves ThU.S.$	Accumulated Earnings ThU.S.$	Equity attributable to parent Company T.hU.S.$	Non - controlling interest ThU.S.$	Equity Total ThU.S.$
Opening balance at 01/01/2010	353,176	72,699	(14,079)	134	58,754	6,320,264	6,732,194	108,381	6,840,575
							0
Comprehensive income statement							0
Net income						172,487	172,487	4,016	176,503
Other comprehensive income, net of tax		23,196	(3,838)	(714)	18,644		18,644	1,139	19,783
Comprehensive income		23,196	(3,838)	(714)	18,644	172,487	191,131	5,155	196,286
Dividens						(66,438)	(66,438)	0	(66,438)
Increase (decrease) for transfer and other changes							0	(2,654)	(2,654)
Total Changes in equity	0	23,196	(3,838)	(714)	18,644	106,049	124,693	2,501	127,194
Closing balance at 03/31/2011	353,176	95,895	(17,917)	(580)	77,398	6,426,313	6,856,887	110,882	6,967,769

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS-DIRECT METHOD

	03/31/2012 ThU.S.$	03/31/2011 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,122,262	1,023,890
Receipts from premiums and claims, annuities and other policy benefits	545	—
Other cash receipts from operating activities	82,024	60,958
Classes of cash payments
Payments to suppliers for goods and services	(930,447)	(819,690)
Payments to and behalf of employees	(89,856)	(75,821)
Other cash payments from operating activities	(4,864)	(489)
Interest paid	(49,359)	(61,002)
Interest received	2,389	5,251
Income taxes refund (paid)	(19,768)	(14,187)
Other (outflows) inflows of cash, net	(139)	—
Net Cash flows from Operating Activities	112,787	118,910

Cash flows from (used in) Investing Activities

Cash flow used to contributions in associates	(13,490)	—
Capital contributions to joint ventures	(23,665)	(19,000)
Loans to related parties	(25,500)	(54,276)
Proceeds from sale of property, plant and equipment	1,382	6,720
Purchase of property, plant and equipment	(216,780)	(116,862)
Importes Procedentes de Ventas de Activos Intangibles	3,250	—
Purchase of intangible assets	—	(71)
Proceeds from other long-term assets	644	2,061
Purchase of biological assets	(30,761)	(29,406)
Cash receipts from repayment of advances and loans made to related parties	—	10,559
Other outflows of cash, net	14	1,377
Cash flows used in Investing Activities	(304,906)	(198,898)

Cash flows from (used in) Financing Activities
Loans obtained in long term	491,350	—
Proceeds from short-term borrowings	32,602	8,199
Total Loans obtained	523,952	8,199
Repayments of borrowings	(114,446)	(51,228)
Dividends paid by the parent company	—	(2,646)
Other inflows of cash, net	346	266
Cash flows from (used in) Financing Activities	409,852	(45,409)
Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	217,733	(125,397)
Effect of exchange rate changes on cash and cash equivalents	4,336	(6,157)

Net increase (decrease) of Cash and Cash equivalents	222,069	(131,554)

Cash and cash equivalents, at the beginning of the period	315,901	1,043,834

Cash and cash equivalents, at the end of the period	537,970	912,280

The accompanying notes are an integral part of these consolidated interim financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. (the “Company” and together its subsidiaries, “Arauco”), Tax No. 93,458,000-1, Closed Company, was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “Superintendency”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., a subsidiary of Arauco, is also registered on the Registry as No. 030. Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to audit by the Superintendency.

The Company’s head office address is El Golf Avenue 150, floor 14, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

The current controllers of the Company are Mrs. Maria Noseda Zambra of Angelini, Mr.Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda., which owns 99.9780 % of the shares of AntarChile S.A., the controller of our parent company Empresas Copec S.A.

Arauco’s Consolidated Interim Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of March 31, 2012 are:

•	Consolidated Balance Sheet as of December 31, 2011 and December 31, 2010.

•	Consolidated Statements of Income for the year ended 2011 and 2010.

•	Consolidated Comprehensive Income Statements for the year ended 2011 and 2010.

•	Consolidated Statements of Changes in Net Equity for the year ended 2011 and 2010.

•	Consolidated Statements of Cash Flows – Direct Method for the year ended 2011 and 2010.

•	Disclosure of Explanatory Information (notes).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Date of Approval of Financial Statements

The issuance of these consolidated interim financial statements for the period from January 1 to March 31, 2012, was approved by the Board of Directors of the Company (the “Board”) in Extraordinary Session No. 467 of May 25, 2012.

Functional and Reporting Currency

Arauco has defined the U.S. Dollar as its functional currency, as most of the Company’s operations are a result of exports, and its costs to a large extent are related to or index-linked to the U.S. Dollar.

For the pulp segment, most of the sales operations are exports, and the costs are related mainly to plantation costs, which are settled in U.S. Dollars.

For the sawmill and panel segments, although total sales include a mix of domestic sales and exports, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

Although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials and depreciation of equipment, which are driven mainly by global conditions and therefore, influenced mostly by the U.S. Dollar.

The financial information included herein is presented in thousands of U.S. Dollars.

Additional Information Relevant to the Understanding of the Financial Statements

The company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. qualify as Special Purpose Entities. These entities are considered to be controlled by Arauco, which is determined, by the fact that they maintain exclusive contracts with Arauco for wood provision, forward purchase of land and forest administration. Consequently, the financial information of these companies is consolidated with the financial information of the Company and is included in these consolidated financial statements of Arauco.

Compliance and Adoption of IFRS

The accompanying consolidated interim financial statements of Arauco include the Balance Sheet, Statement of Income, Comprehensive Income Statement, Statement of Changes in Net Equity and Statement of Cash Flows in accordance with IFRS as issued by the IASB.

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

The accompanying consolidated interim financial statements as of March 31, 2012 were prepared in accordance with Arauco’s accounting policies, uniformly applied to all items in these consolidated interim financial statements.

a)	Basis for Presentation of financial statements

The actual Consolidated interim financial statements have been prepared according to international basis of financial information issued by the International Accounting Standards Board (IASB) and they represent the integral, explicit and unreserved adoption of the mentioned international standards.

The consolidated interim financial statements have been prepared under the historic cost convention, as modified for the revaluation of biological assets, financial assets and financial liabilities (including derivative instruments) at fair value.

There have been some minor reclassifications to prior year financial statements, for presentation purposes.

b)	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make subjective estimates and assumptions that affect the amounts reported. Estimates are based on historical experience and various other assumptions that are believed to be reasonable, though actual results and timing could differ from the estimates. Management believes that the accounting policies below take into account those matters that require the exercise of judgment, but acknowledge that different judgments could result in substantially different results.

- Property, Plant and Equipment

In a business acquisition, management prepared the corresponding valuations based on a report issued by a third party expert.

The carrying amounts of fixed assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is estimated as the higher of fair value less the cost to sell and the value in use, with an impairment charge being recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

Sensitivity analysis associated to the estimated useful lifes are disclosed in Note 7.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each balance sheet date.

Detailed financial information of Fair Value of Financial Instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to calculate the valuation of forest plantations are presented in Note 20 including sensitivity analysis.

-Lawsuits and Contingencies

Arauco and its subsidiaries are subject to certain ongoing lawsuits. Future effects on Arauco’s financial condition resulting from these lawsuits are estimated by the management of the Company, in collaboration with its legal advisors. Arauco reserves appropriate contingency estimates on each balance sheet and/or upon each substantial modification to an underlying cause of any such litigation, which decisions are based on the reports of its legal advisors. Detailed lawsuits information is presented in Note 18.

c)	Consolidation

The consolidated interim financial statements include all entities over which Arauco has the power to govern the financial and operating policies, which usually requires holding shares with more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

The intercompany transactions and unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and non-controlling interest is recognized in the equity balance.

The consolidated interim financial statements for the periods from January 1 to March 31, 2012 and 2011, include subsidiary balances shown in Note 13 and balances of the Fondo de Inversión Bío Bío, and its subsidiary Forestal Río Grande S.A., both of which qualify as Special Purpose Entities.

Certain consolidated subsidiaries report statutory financial statements in Brazilian Reales and Chilean Pesos, their main functional currencies. For consolidation purposes, they have been translated as indicated in Note 1 (e) (ii).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Accounting policies for subsidiaries will be adjusted if necessary to ensure consistency with the policies adopted by Arauco. Non-controlling interest is presented as a separate component of equity.

All intercompany transactions, accounts receivable, accounts payable and intercompany unrealized income are eliminated.

d)	Segments

Arauco has defined its operating segments according to its business areas, which are defined by products and services sold to customers. This is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Executive Officer and Corporate Managing Directors of each segment are responsible for these decisions.

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Detailed financial information by segment is presented in Note 24.

e)	Functional currency

(i)	Functional currency

Arauco’s entities are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in U.S. Dollars, which is Arauco’s functional and presentation currency.

(ii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognised in equity.

(iii) Foreign Currency Transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the transaction date. Gains and losses on foreign currency resulting from the settlement of such transactions and from the conversion at the closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on call at banks and other liquid investments with an original maturity of less than three months.

g)	Financial Instruments

(i) Financial assets-liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term.

Derivatives are also classified as acquired for trading unless they are designated as hedges. Assets in this category are classified as current assets and the obligation for these instruments is presented under Other Financial Liabilities within the Financial Statement.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

The financial assets and liabilities carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the income statement. They are subsequently recorded at fair value with the effect of the change in value recorded in income.

Swaps: These are valued using the discounted cash flow method at a discount rate consistent with the risk of the operation.

Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently re-measured at fair value. The forwards are recorded as assets when fair value is positive and, as liabilities when fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of forward rate contracts is calculated by reference to differential of the existing interest rates between the rate agreed and the market interest rate deadlines.

Mutual Funds: Given their nature, they are recognized at fair value at the closing date for the period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months from the balance sheet date, which are classified as non-current assets. Loans and receivables include trade receivables and other receivables.

Loans and receivables are initially recorded at fair value and subsequently at amortized cost according to the effective interest rate method. A provision of bad debts is recorded to reflect uncollectable amounts.

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Company commits to purchase or sell the asset.

Repurchased Agreements: These are valued at the initial cost of the investment plus accrued interest investment cost of the short term instrument.

(iii) Financial liabilities valued at amortized cost

Loans, bond obligations and liabilities of a similar nature are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, they are stated at amortized cost and any difference between proceeds (net of transaction costs), and redemption value is recognized in the income statement over the life of the debt according to the effective interest rate method.

Financial obligations are classified as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the balance sheet date.

The fair value estimate of bank obligations is determined using specific valuation techniques using cash flow discounted at rates consistent with the risk of the operation, while bonds are valued at market price.

(iv) Creditors and other payables

These instruments are initially recorded at fair value and subsequently at amortized cost using the effective interest rate method.

(v) Hedging instruments

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the Comprehensive Income Statement. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement within Other Operating Income by activity or Operating Expenses by activity, respectively.

When a hedging instrument expires or is sold, or when it ceases to meet the criteria to be recognized through the hedge accounting treatment, any cumulative gain or loss in equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

at that time recognized in the Income Statement. When a possible transaction is no longer expected to occur, the cumulative gain or loss in equity is immediately transferred to the Income Statement.

These financial instruments are measured using the discount cash flow method at a rate consistent with the operational risk using the information given by each bank as counterparty.

h)	Inventories

Inventories are reported at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and work in progress includes the cost of raw materials, direct labor, other direct costs and general manufacturing expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the manufacturing costs of a product exceeding its net realizable value, a valuation allowance is made. This provision also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Replacement parts that will be consumed in less than a period of 12 months, are presented in Inventories and record as an expense within the period consumed.

i)	Assets held for sale

Non-current assets held for sale are measured at the lower of book and fair value, less costs for sale. Assets are classified in this line when the book value may be recovered through a sale transaction that is highly likely to be carried out. Management must be committed to a plan to sell the asset and should have initiated an active program to find a buyer and complete the plan. Likewise, management must also expect that the sale will be qualified for full recognition within one year following the date of its classification, except for the existence of facts or circumstances (beyond the entity control) that extend the period of sale beyond one year.

Non-current assets classified as held for sale are not depreciated.

j)	Business Combinations

Arauco applies the purchase method to record a business combination. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value of the Company’s

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

The goodwill in a business combination is initially measured at the cost of the business combination less the interest of the company in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquisition. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit of the group or groups of cash generating units expected to benefit from the synergies of the combination without prejudice to whether other assets or liabilities of Arauco are assigned to those units or groups of units.

The transaction costs are treated as expenses when incurred.

Arauco measures the fair value of the acquired company in the business combination on a step by step basis, recognizing the effects of variation in the income statement.

k)	Investments in associates and in joint ventures

Associates are entities over which Arauco exercises significant influence but not control, generally holding between 20% and 50% of the voting rights. Investments in associates and in joint ventures are accounted for using the equity method and are initially recognized at cost. Their book net equity is increased or decreased proportionately in the profit or loss and comprehensive income statement of the period as a result of adjustments of conversion arising from the financial statement conversion into other currencies. Arauco’s investment in associates includes goodwill (net of any accumulated impairment loss).

If the cost of acquisition is less than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement as Other income (loss).

These investments are presented in the Consolidated Balance Sheet together with Investments in associates and measured by using the equity method.

If any of these investments incurs negative equity as a result of legal or implicit obligations of its associate, or has made payments on behalf of its associate or joint venture, then it must recognize a liability by reducing the value of the investment to zero until this generates income that would reverse the negative equity previously generated due to the losses. Otherwise, a liability is not recognized but the investment left at zero equally.

l)	Intangible assets

After initial recognition, intangible assets are carried at cost, including any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over the asset’s useful life. Amortization begins when the asset is available for use, which is when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

(i) Computer Software

Computer software programs are capitalized in terms of the costs incurred to make them compatible with specific programs. These costs are amortized over the estimated useful lives.

(ii) Rights

This item includes water-rights, right of way and other acquired rights recognized at historical cost and have an unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized as they are perpetual and will not require renewal, but are subject to annual impairment tests.

m)	Goodwill

The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill recorded in Brazilian subsidiary whose functional currency is the real, is converted to U.S. dollars at the closing exchange rate. At the date of these financial statements, the currency conversion is the only movement that has the amount of goodwill.

n)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The value of the replaced part is capitalized as part of the property, plant & equipment, the remaining costs associated with repairs and maintenance are charged to the income statement for the period in which the costs are incurred.

Asset depreciation is calculated by components using the straight-line method, considering any adjustments for impairment.

The useful life of property, plant and equipment is determined according to expected use of the assets.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, on an annual basis.

o)	Leases

Fixed asset leases in which Arauco substantially holds all ownership risks and advantages are classified as Financial Leases. Financial leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Interest income, which is the difference between the gross receivable and the present value of such amount, is recognized as the capital’s financial performance.

Leases in which significant risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

p)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are presented in the Balance Sheet at fair value. The forests are thus accounted for at fair value less estimated point-of sale costs at harvest, assuming that the fair value of these assets can be measured reliably.

The valuation of forest plantation assets is based on discounted cash flow models whereby the fair value of the biological assets is calculated using cash flows from continuous operations, which are discounted based on our sustainable forest management plans and the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block basis and for each type of tree.

The assessment of new plantations during the current year, is made at the least economic cost, which corresponds to the fair value to that date. After 12 months, the valuation methodology is as explained in the previous paragraph.

Forest plantations shown as current assets are those that will be harvested in the short term.

Biological growth and changes in fair value are recognized in the income statement within Other income by activity.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

q)	Deferred income tax

Deferred income tax is recognized using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted as of the balance sheet date that are expected to apply when the related deferred income tax asset or the deferred income tax liability is settled.

The deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available.

r)	Provisions

Provisions are recognized when the Company has a current legal or constructive obligation as a result of past events; it is probable that an outflow will be required to settle the obligation; and the amount has been reliably estimated. This amount is quantified and recognized with the best possible estimate at the end of each period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

s)	Revenue recognition

Revenues are recognized after Arauco has transferred the risks and rewards of ownership to the buyer and Arauco retains neither a continuing right to dispose of the goods, nor effective control of those goods; this means that generally revenues are recorded upon delivery of goods to customers in accordance with agreed terms of delivery.

(i) Policy on Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence the management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated in the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables for sales are collected within a low average time period, which is in line with market practices.

(ii) Policy on Revenue recognition from Rendering of Services

Arauco, mainly provides power supply services which are trade in the spot market of the Interconnected Central System. According current laws, the prices on that market called “Marginal Costs” are calculated by Load Economical Dispatch Center of the Interconnected Central System (CDEC-SIC). And are generally recognized in the period in which the services are provided.

Electrical energy is generated as a by-product of the pulp process and is a complementary business to it, which at first is supplied to the group’s subsidiaries and the surplus is sold to the central grid.

Arauco provides other services such as port and pest control whose incomes are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Segment revenues mentioned in Note 24 comply with the conditions indicated above.

Revenues from inter-segment sales (arising from prices similar to market prices) are eliminated in the consolidated interim financial statements.

t)	Minimum dividend

Article No. 79 of the Private Limited Companies Law of Chile provides that, unless otherwise unanimously agreed or adopted by the shareholders, a dividend must be distributed annually in cash to shareholders in proportion to their shares or in the proportion established by the statutes for preferred shares, if any, in the amount of at least 30% of net income for the current year, except where necessary to absorb accumulated losses from prior years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The General Shareholders’ Meeting of Arauco resolved to maintain annual dividends at 40% of net distributable income, including a provisional dividend share distribution at year-end. Dividends payable are recognized as a liability in the financial statements in the period they are declared and approved by the Company’s shareholders or when configuring the corresponding obligation on the basis of existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the relevant groups, which include the Company’s Board and the shareholders.

The amount of these dividends is presented in this consolidated financial statement under Other non-current Financial Liabilities.

Dividends paid do not affect taxes.

u)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may have suffered deterioration of its value. Among the factors to consider as evidence of impairment are the diminution in market value of assets, significant changes in the technological environment, obsolescence or physical impairment of assets and changes in the way the asset is used or expected to be used (which could involve its disuse). Arauco evaluates at the end of each reporting period whether there is any evidence of the factors above mentioned.

For this evaluation, assets are grouped into the smallest group of assets that generates cash inflows independently.

The goodwill and intangible assets with indefinite useful life are tested annually or whenever circumstances indicate. The recoverable amount of an asset is estimated as the higher of net selling price and value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however, not to an extent higher than the carrying amount that would have been determined and recognized in prior years. For goodwill, however, a recognized impairment loss is not reversed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

“Cash-generating units” are the smallest identifiable groups of assets whose use generates continuous funds largely independent of those produced by the use of other assets or groups of assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The distribution is made between cash-generating units or groups of cash generating units expected to benefit from the business combination that resulted in the goodwill.

Financial Assets

At the end of each period, an evaluation is performed in order to measure the existence of any objective evidence that assets or a group of financial assets have been adversely affected. Impairment effects will be recognized in the Consolidated Income Statement only if there is objective evidence that one or more events will occur after initial recognition of financial asset impairment and if these events will affect associated future cash flows.

The provision for doubtful trade receivables is established when there is objective evidence that Arauco will not receive payments under the original terms of sale. Provisions are made when the client is a party to a bankruptcy court agreement or cessation of payments, and are written-off when Arauco has exhausted all levels of recovery of debt in a reasonable time.

The impairment loss is measured as the difference between the book value of assets and the current value of estimated future cash flows. The asset value will be presented net of the loss recognized directly in income. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in income.

v)	Employee Benefits

The Company has severance payment obligations for voluntary cessation services. These are paid to certain workers that have more than 5 years seniority within the Company in accordance with conditions established within collective or individual contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability.

The main factors considered for calculating the actuarial value of severance payments for years of service are the employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in income in the year they are incurred.

These obligations are treated as post-employment benefits in accordance with current standards.

w)	Employee Vacations

Arauco recognizes the expense for employee vacation on an accrual basis and it is recorded at face value.

This obligation is presented in the Consolidated Balance Sheet in the line Trade and Other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

x)	Recent accounting pronouncements

The following accounting pronouncements were effective as of January 1, 2012:

Amendments and improvements	Contents	Obligatory application for years beginning after
IAS 12

Income

tax This amendment, issued in December 2010, provides an exception to the general principles of IAS 12 for investment property is measured using the fair value model in IAS 40 “Investment Property”, the exception also applies to investment property acquired in a business combination if, after the business combination the acquirer applies the fair value model in IAS 40 content. The amendment incorporates the assumption that investment property valued at fair value, are made through their sale, thus requiring apply to these temporary differences arising from the tax rate for sales operations. Early adoption is permitted.

January 01, 2012

IFRS 7	Disclosures of Financial Instruments Issued in October 2010, increases the disclosure requirements for transactions involving transfers of financial assets.	July 01, 2011

IFRS 1

First-time Adoption of International Financial Reporting Standards

Issued in December 2010, covers the following topics: i) Exemption for severe hyperinflation: allows companies whose transition date is after the normalization of its functional currency, valuing assets and liabilities at fair value as deemed cost, ii) Removal of requirements for fixed dates: adapts the fixed date included in IFRS 1 at the transition date for those operations that involve lower financial assets and liabilities at fair value on initial recognition results.

July 01, 2011

At the date of issuance of these consolidated financial statements, the following accounting pronouncements were issued by the IASB, but are not mandatory:

Standards and interpretations	Content	Obligatory application for years beginning after
IAS 19 revised

Employee Benefit

Issued in June 2011, replaces IAS 19 (1998). This revised standard changes the recognition and measurement of the cost of defined benefit plans and termination benefits. Additionally, it includes modifications to the revelations of all employee benefits.

January 01, 2013

IAS 27

Separate Financial Statements

Issued in May 2011, replaces IAS 27 (2008). The scope of this standard is restricted from this change only separate financial statements, as aspects relating to the definition of control and consolidation were removed and included in the IFRS 10. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

January 01, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Standards and interpretations	Content	Obligatory application for years beginning after
IFRS 9

Financial Instruments

Issued in December 2009, amending the classification and measurement of financial assets. Later this rule was amended in November 2010 to include treatment and classification of liabilities. Early adoption is permitted.

January 01, 2015

IFRS 10

Consolidated Financial Statements

Issued in May 2011, replaces the SIC 12 “Consolidation of special purpose entities and parts of IAS 27” Consolidated Financial Statements. “Clarifications and establishing new parameters for the definition of control, and the principles for the preparation of consolidated financial statements. Early adoption is permitted in conjunction with IFRS 11, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 11

Joint Arrangements

Issued in May 2011, replaces IAS 31 “Interests in Joint Ventures” and SIC 13 “jointly controlled entities”. Among its modifications include eliminating the concept of jointly controlled assets and the possibility of proportional consolidation of entities under common control. Early adoption is permitted in conjunction with IFRS 10, 12 and IFRS amendments to IAS 27 and 28.

January 01, 2013

IFRS 12	Disclosure of shareholdings in other entities Issued in May 2011, applies to those entities that hold investments in subsidiaries, joint ventures, associates. Early adoption is permitted in conjunction with IFRS 10, 11 and IFRS amendments to IAS 27 and 28.	January 01, 2013

IFRS 13

Fair Value Measurement

Issued in May 2011, brings together in one standard way to measure the fair value of assets and liabilities and the disclosures necessary on it, and incorporates new concepts and explanations for measurement.

January 01, 2013

IFRIC 20	Stripping Costs in the production phase of open pit mines Issued in October 2011, regulates the recognition of costs for the removal of waste overload “Stripping Costs” in the production phase of a mine as an asset, the initial and subsequent measurement of this asset. Additionally, the interpretation requires entities to produce financial statements mining IFRS assets punish “Stripping Costs” existing retained earnings when they cannot be attributed to an identifiable component of a reservoir.	January 01, 2013

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Obligatory application for years beginning after
IAS 28	Investments in associates and joint ventures Issued in May 2011, regulates the accounting treatment of these investments by applying the equity method. Early adoption is permitted in conjunction with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 27.	January 01, 2013

IAS 1	Presentation of Financial Statements Issued in June 2011. The main modification of this amendment requires that the items of Other Comprehensive Income will be categorized and grouped by evaluating whether they will be potentially reclassified to earnings in subsequent periods. Early adoption is permitted.	July 01, 2012

Arauco believes that the adoption of standards, amendments and interpretations described above will have no significant impact on the financial statements of the Company in the period of initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Capital Issued

Subscribed and paid-in Capital amounts to ThU.S. $353,176.

100% of capital corresponds to ordinary shares.

	03/31/2012	12/31/2011
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,176

	03/31/2012	12/31/2011
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446

b)	Disclosure of information on Dividends paid to Ordinary Shares

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and presented in the Consolidated Statement of Changes in Net Equity.

Dividend paid each year corresponds to the spread between the 40% of net income distributable at the end of last year and the amount of interim dividend paid at the end of last fiscal year.

The ThU.S.$ 21,350 (ThU.S.$66,438 as of March 31, 2011) presented in Consolidated Statement of Changes in Net Equity corresponds to the provision of minimum dividend registered corresponding to the 2012 period (see Note 26).

In the Statements of cash flows, the line “Dividends paid by the parent company” reflects the amount of ThU.S.$2,646 as of March 31, 2011, which corresponds to payments made by special purpose companies.

As of March 31, 2012, there has been no payment of dividends.

The following are the dividends paid during fiscal year 2011 and the corresponding amount per share:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Provisional Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	12-13-2011
Amount of Dividend	ThU.S.$ 87,997
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.77768

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Unlisted Ordinary Shares
Date of Dividend Paid	05-10-2011
Amount of Dividend	ThU.S.$ 182,770
Number of Shares for which Dividends are Paid	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.61525

c)	Disclosure of Information on Reserves

Other Reserves

Other reserves consist of Conversion Reserves, Hedge Reserves and Other.

Arauco does not have restrictions associated with these reserves.

Conversion Reserves

This corresponds to foreign currency translation of those Arauco’s subsidiaries that do not use the U.S. Dollar as their functional currency.

Hedge Reserves

This corresponds to Arauco’s portion of gains or swap net losses resulting from hedging as of the end of each fiscal year.

The effective portion of the hedge is shown in equity.

Other

This mainly corresponds to the value in Other comprehensive income of investment in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

d)	Disclosures of other Information

Below are balances of Other Income by activity, Other Expenses by activity, Financing Income, Financing Costs and Participation in income (loss) of associates and joint venture as of March 31, 2012 and 2011:

	January - March
	2012 ThU.S.$	2011 ThU.S.$
Classes of Other Income by activity
Other Operating Income, Total	61,725	64,575
Gain from changes in fair value of biological assets (See note 20)	43,890	57,184
Revenue from export promotion	746	1,581
Insurance compensation, net of earthquake related losses (*)	—	408
Leases received	757	811
Gain on sales of assets	5,874	321
Other operating results (sale materials and waste, Right of way, indemnity insurance)	10,458	4,270

Classes of Other Expenses by activity
Total of other expenses by activity	(34,137)	(12,410)
Depreciations	(156)	(151)
Contingent provision	(945)	(840)
Gastos operacionales plantas detenidas	(11,055)	(955)
Expenses projects	(4,186)	—
Loss on sale / Loss of assets	(5,706)	—
Loss of forest due to fires	(2,218)	(3,556)
Other Taxes	(1,266)	(1,096)
Research and development expenses	(1,457)	(664)
Compensation and eviction	(1,070)	(603)
Other expenses (cost of projects and studies, donations, fines, adjustments, repayments insurance )	(6,078)	(4,545)

Classes of financing income
Financing income, total	3,797	7,286
Financial income from mutual funds—deposits	2,695	5,272
Financial income resulting from swap—forward	—	1,613
Other financial income	1,102	401

Classes of financing costs
Financing costs, Total	(58,082)	(51,575)
Interest expense, Loans banks	(2,786)	(2,088)
Interest expense, Bonds	(41,121)	(42,203)
Interest expense, financial instruments	(10,754)	(4,185)
Other financial costs	(3,421)	(3,099)

Classes of Participation in Income (Loss) of associates and joint ventures accounted through Equity Method
Total	(429)	(3,896)
Investments in associates	1,093	169
Joint ventures	(1,522)	(4,065)

(*)	Corresponds to the income from indemnity insurance net costs of impairment write offs and operational costs of affected plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Below is the Balance of Expenses by nature:

	January - March
Cost of sales	2012 ThU.S.$	2011 ThU.S.$
Timber	219,447	187,864
Forestry labor costs	141,517	126,304
Depreciation	53,431	51,993
Maintenance costs	43,873	51,531
Chemical costs	76,693	74,556
Sawmill Services	45,925	42,937
Others Raw Materials	35,056	26,575
Indirect costs	43,956	20,568
Energy and fuel	31,005	25,854
Cost of electricity	13,108	15,959
Port Costs	6,280	6,142
wages and others salaries	20,559	13,346
Total	730,850	643,629

	January - March
Distribution expenses	2012 ThU.S.$	2011 ThU.S.$
Sale costs	7,811	10,606
Commissions	3,646	3,484
Insurances	1,023	760
Doubtful assets	5	634
Other sales expenses	3,137	5,728
Shipping and freight costs	91,222	95,932
Port services	711	845
Freights	86,110	89,736
Otrher shipping and freight costs	4,401	5,351
Total	99,033	106,538

	January - March
Administration expenses	2012 ThU.S.$	2011 ThU.S.$
wages and others salaries	41,624	35,942
Marketing, advertising, promotion and publications expenses	1,740	1,502
Insurances	6,242	2,197
Depreciations and amortizacion not paid	2,684	2,332
Computer services	3,080	3,642
Office, warehouse and machinery leases	2,705	2,535
External audits	1,059	785
Donations, contribitions, grants	2,064	1,823
Fees (advices technical. Legal )	14,258	13,416
Property taxes, patents and municipal rigths	2,630	3,332
Other administration expenses (travel within and outside the country,cleaning services, security, basic services)	24,736	17,531
Total	102,823	85,037

		January - March
Expenses for	Note	2012 ThU.S.$	2011 ThU.S.$
Depreciations	7	57,195	56,713
Employee benefits	10	93,446	77,963
Amortization	19	373	336

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE  3. INVENTORIES

Components of Inventory	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Raw Materials	108,929	90,587
Production Supplies	73,019	74,658
Work in progress	47,760	58,594
Finished goods	432,846	446,289
Parts	130,132	123,071
Other Inventories	1,961	1,905
Total Inventories	794,647	795,104

As of March 31 2012, a cost of sales of inventories amounted to ThU.S.$ 725,196 (ThU.S.$ 633,436 as of March 31, 2011).

In order to allow the registered inventories to net realizable value, at March 31, 2012, a reduction of inventories has been recognized, related to allowance of obsolescence as of ThU.S.$457 (ThU.S.$ 2,957 as of December 31 , 2011) and impaired inventories of ThU.S.$20,235 (ThU.S.$ 315 as of December 31, 2011) This reduction of inventory is mainly a result of the fire on Panels division that occurred in January 2012 in the forestry and industrial complex Nueva Aldea.

The obsolescence provision is calculated according to the historical information and the age of the inventories.

As of the date of the issuance of these financial statements, no inventories have been pledged as collateral or guarantees.

Agricultural Products

Agricultural Products relate mainly to forestry products that are intended for sale pertaining to the operation and are valued at fair value at the closing period. These are presented in the Consolidated Balance Sheet under Inventories in the Raw Material item.

NOTE  4. CASH FLOW STATEMENT

Cash and cash equivalents includes cash flow, bank account balances, fixed term deposits, repurchase agreements and mutual funds. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The objective of fixed term deposits is to maximize earnings on short-term cash flow surpluses. This instrument is authorized by Arauco’s Investment Policy, which establishes a mandate that allows investments in fixed income securities. These instruments have a maturity period of less than ninety days.

Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are acceptable under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no significant amounts of cash on hand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Components of Cash and Cash Equivalents	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Cash on hand	3,351	527
Banks	48,178	31,097
Short term deposit	320,096	128,526
Mutual Funds	149,312	155,751
Other cash and cash equivalents (*)	17,033	—
Total	537,970	315,901

The following tables detail the value of the cost of assets and liabilities acquired by Arauco Panels USA LLC. Dated on January 24, 2012 and the investments in Greenagro S.A. dated on December 20, 2011. (see Note 14).

2012 Purchase of assets	ThU.S.$
Adquisition on Arauco Panels USA LLC.
Cash paid for acquisitions and cash equivalents	62,711
Cash and cash equivalents held by acquired entities	—
Net cash paid to acquire entities	62,711

Net Assets less Cash and Cash equivalents of acquired entity	62,711

2011 Purchase of Investments	ThU.S.$
Acquisition: Greenagro S.A.
Cash paid for acquisitions and cash equivalents	10,768
Cash and cash equivalents held by acquired entities	(537)
Net cash paid to acquire entities	10,231

Net Assets less Cash and Cash equivalents of acquired entity	10,231

NOTE  5. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes in Accounting Policies

These policies have been designed in accordance with IFRS in effect as of March 31, 2012 and applied uniformly to all periods presented in these consolidated interim financial statements.

Changes in the Treatment of Accounting Policy

The financial statements as of March 31, 2012 do not show changes in accounting policies compared to the same period last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE  6. TAXES

The tax rate applicable to the major companies in which Arauco participates is 20% in Chile, 35% in Argentina and 34% in Brazil.

On July 30, 2010 Law No. 20,455 for national reconstruction financing was published in the Chilean Official Gazette (Diario Oficial de Chile). One of the most important changes was the increase in First Category Taxes for revenues received and /or accrued during commercial years 2011 and 2012, which increased rates of 20% and 18.5%, respectively.

The change in tax rates caused an adjustment to the assets and liabilities accounts for deferred taxes, according to the profile projected for temporary reverse differences, in tax losses benefits and in other events that create differences between book and tax basis of assets and liabilities.

Deferred Tax Assets

The following table details deferred tax assets:

Deferred Tax Assets	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Deferred Tax Assets related to Provisions	3,813	7,878
Deferred Tax Assets related to accrued liabilities	4,033	4,766
Deferred Tax Assets related to Post-Employment obligations	7,082	6,625
Deferred Tax Assets related to Revaluation of Property, Plant and equipment	1,762	1,721
Deferred Tax Assets related to Financial Instruments Restatements	455	789
Deferred Tax Assets related to tax losses	76,560	71,870
Valuation of biological assets	4,612	5,244
Valuation of inventory	3,774	3,543
Income provision	4,131	4,064
Trade debtors and receivables	4,273	4,458
Defferred tax Assets related to Others	28,503	24,932
Deferred Tax Assets Total	138,998	135,890

As of the date of the present financial statement, some of Arauco’s subsidiaries present tax losses of ThU.S.$ 398,309 (ThU.S.$ 343,311 as of December 31, 2011) which are mainly due to operational and financial losses.

Arauco believes that the projections of future earnings in subsidiaries that have generated tax losses will allow the recovery of these assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liability

Deferred tax liability corresponds to income tax amounts payable in future periods related to taxable temporary differences.

The following table details deferred tax liabilities:

Deferred Tax Liabilities	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Deferred Tax Liabilities related to Revaluated Property, Plant and equipment	749,107	747,450
Deferred Tax Liabilities related to Financial Instrument restatement	12,770	3,723

Valuation of biological asset	420,897	426,250
Valuation of inventory	13,742	14,509
Valuation of prepaid expenses	17,616	—
Differences in valuation of deferred expenditures	47,198	41,487

Deferred Tax Liabilities related to Others (goodwill, investment affiliates,unemployment insurance)	16,375	22,814
Deferred Tax Liabilities Total	1,277,705	1,256,233

The effect of deferred taxes related to financial hedging instruments corresponds to a payment of ThU.S.$ 1,098 as of March 31, 2012 (payment of ThU.S.$ 455 as of March 31, 2011), which is presented under Hedge reserves in the Statement of Changes in Net Equity.

From the deferred tax assets and deferred tax liabilities listed in the above tables, approximately ThU.S.$ 17,002 and ThU.S.$ 111,906 respectively, will be used in a period of 12 months.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal right to offset amounts recognized in these items that correspond to different fiscal jurisdictions.

Temporary Differences

The following tables summarize current asset and liability temporary differences:

	03/31/2012		12/31/2011
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	62,438		64,020
Tax Loss	76,560		71,870
Deferred Tax Liabilities		1,277,705		1,256,233
Total	138,998	1,277,705	135,890	1,256,233

	January - March
Detail of Temporary Difference Income and Loss Amounts	2012 ThU.S.$	2011 ThU.S.$
Deferred Tax Assets	(1,965)	(9,341)
Tax Loss	7,769	11,731
Deferred Tax Liabilities	(11,461)	(11,261)
Total	(5,657)	(8,871)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expense (Income)

Income Tax consists of the following:

	January - March
Income Tax composition	2012 ThU.S.$	2011 ThU.S.$
Current income tax expense	(10,088)	(39,159)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	6,240	—
Previous period current tax adjustments	212	949
Other current tax expenses	(35)	(79)
Current Tax Expense, Net	(3,671)	(38,289)

Deferred expense from taxes relative to the creation and reversión of temporary differences	(14,590)	(22,607)
Deferred income from taxes relative to tax rate changes or new fees	86	2,005
Tax benefit arising from unrecognized tax assets previusly used to reduce expenses due to deferred taxes	7,943	11,731
Other current tax expenses	904	—
Total deferred Tax Expense, Net	(5,657)	(8,871)
Income Tax Expense, Total	(9,328)	(47,160)

The following table details the income tax for foreign and national companies as of March 31, 2012 and 2011:

	January - March
	2012 ThU.S.$	2011 ThU.S.$
Foreign current tax	(1,556)	(12,979)
National current tax	(2,115)	(25,310)
Current tax, Total	(3,671)	(38,289)

Foreign deferred tax	6,599	2,575
National deferred tax	(12,256)	(11,446)
Deferred tax, Total	(5,657)	(8,871)

Income (expense) due to Income Tax, Total	(9,328)	(47,160)

Income Tax Expense Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

	January - March
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2012 ThU.S.$	2011 ThU.S.$
Tax Expense Using Statutory Rate	(11,440)	(44,733)
Tax effect of rates in other jurisdictions	606	(5,477)
Tax effect of non taxable ordinary income	2,689	4,382
Tax effect of non tax deductible expenses	(8,199)	(8,174)

Tax effect of tax loses unrecognized for previous periods	1,754	734

Tax effect of tax rates changes	86	2,511

Tax effect of excess tax for previous periods	212	949

Other Increases (Decreases) Legal Taxes	4,964	2,648
Adjustment to Tax Expense using the Statutory Rate, Total	2,112	(2,427)
Tax Expenses Using the Effective Rate	(9,328)	(47,160)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Properties, Plant and Equipment, Net	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Construction in progress	793,173	663,971
Land	812,901	805,804
Buildings	1,445,872	1,459,759
Plant and equipment	2,257,263	2,290,423
Information technology equipment	22,983	23,740
Fixed facilities and accessories	5,840	6,010
Motorized vehicles	9,349	10,152
Others	60,291	64,313
Total Net	5,407,672	5,324,172

Properties, Plant and Equipment, Gross
Construction in progress	793,173	663,971
Land	812,901	805,804
Buildings	2,614,698	2,616,914
Plant and equipment	4,312,946	4,321,846
Information technology equipment	55,510	55,772
Fixed facilities and accessories	24,129	23,942
Motorized vehicles	34,010	34,447
Others	83,969	87,983
Total Gross	8,731,336	8,610,679

Accumulated depreciation and impairment

Buildings	(1,168,826)	(1,157,155)
Plant and equipment	(2,055,683)	(2,031,423)
Information technology equipment	(32,527)	(32,032)
Fixed facilities and accessories	(18,289)	(17,932)
Motorized vehicles	(24,661)	(24,295)
Others	(23,678)	(23,670)
Total	(3,323,664)	(3,286,507)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a special purpose entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, which prohibited the sale of any property currently belonging to the aforementioned special purpose entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Collateral amount of property, plant and equipament	45,300	56,279

Commitments for project disbursements or for the acquisition of property, plant and equipment

	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	77,668	114,212

	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Disbursements for property, plant and equipment under construction	137,875	537,398

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables detail the movement of Property, Plant and Equipment as of March 31, 2012 and December 31, 2011:

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2012	663,971	805,804	1,459,759	2,290,423	23,740	6,010	10,152	64,313	5,324,172
Changes
Additions	138,128	546	1,054	4,926	8	13	583	436	145,694
Adquisiones de Negocios	—	36	12,215	43,753	—	—	—	—	56,004
disposals	—	—	(12)	(114)	—	—	—	—	(126)
Withdrawals	(6,912)	(14)	(20,778)	(42,635)	(91)	(74)	(934)	(5,088)	(76,526)
Depreciation costs	—	—	(18,887)	(41,681)	(666)	(385)	(725)	(74)	(62,418)
Exchange rate increase (decrease) of foreign currency	3,455	6,529	4,161	6,034	(14)	40	273	394	20,872
Transfers work in progress closed	(5,469)	—	8,360	(3,443)	6	236	—	310	—
Total changes	129,202	7,097	(13,887)	(33,160)	(757)	(170)	(803)	(4,022)	83,500
Closing balance 03/31/2012	793,173	812,901	1,445,872	2,257,263	22,983	5,840	9,349	60,291	5,407,672

Movement of Fixed Assets	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and accesories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01/01/2011	562,309	821,288	1,417,684	2,188,323	16,963	3,657	10,057	68,464	5,088,745
Changes
Additions	537,398	5,549	5,281	16,747	276	750	1,288	4,184	571,473
Acquisitions of business	—	7,293	499	86	—	—	51	1	7,930
disposals	(1,213)	(1,113)	(203)	(632)	—	—	(39)	(768)	(3,968)
Withdrawals	(10,587)	(871)	(85)	(2,789)	(3)	(2)	(7)	(5,352)	(19,696)
Depreciation costs	—	—	(74,478)	(171,646)	(2,781)	(1,463)	(2,615)	(1,458)	(254,441)
Net movement of earthquake assets	(61,209)	—	7,232	76,432	63	(2)	(242)	7,497	29,771
Provision Impairment	—	—	(34)	(4,064)	—	—	—	(2,803)	(6,901)
Exchange rate increase (decrease) of foreign currency	(15,227)	(28,022)	(10,686)	(31,448)	(88)	(174)	(53)	(2,045)	(87,743)
Reclassification of assets held for sale	—	(8)	137	(1,127)	—	—	—	—	(998)
Transfers work in progress closed	(347,500)	1,688	114,412	220,541	9,310	3,244	1,712	(3,407)	—
Total changes	101,662	(15,484)	42,075	102,100	6,777	2,353	95	(4,151)	235,427
Closing balance 03/31/2011	663,971	805,804	1,459,759	2,290,423	23,740	6,010	10,152	64,313	5,324,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The depreciation charged to income as of March 31, 2012 and 2011 is as follows:

	January -March
Depreciation	2012 ThU.S.$	2011 ThU.S.$
Cost of sale	53,431	52,586
Administration expenses	2,311	1,996
Other operation expenses	1,453	2,131
Total	57,195	56,713

The useful lives of property, plant and equipment according to expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixed facilities and accesories	Useful Life in Years	6	12	10
Motorized vehicles	Useful Life in Years	6	26	13
Others properties, plants and equipment	Useful Life in Years	5	27	16

The following table is a sensitivity analysis for depreciation based on changes in useful life:

Useful life variance	%
5% +	4.76%
5% -	-5.26%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Leases

	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Property, Plant & Equipment Financial Leasing	40	58
Plant and equipament	40	58

Reconciliation of Financial Lease Minimum Payments:

	03/31/2012
Minimum lease payments, lease payment oblogations	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	31	—	31
Due within one and five years	—	—	—
Due beyond five years	—	—	—
Total	31	—	31

	12/31/2011
	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	47	1	46
Due within one and five years	—	—	—
Due beyond five years	—	—	—
Total	47	1	46

Leasing obligations that accrue interest are presented in the Consolidated Balance Sheet under Other Financial Liabilities Current and Non-current depending on the maturities stated above.

Lessor

Reconciliation of Financial Lease Minimum Payments:

	03/31/2012
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,180	212	2,968
Due within one and five years	2,327	163	2,164
Due beyond five years	—	—	—
Total	5,507	375	5,132

	12/31/2011
Minimum Financial Lease Payments Receivable, Financial Lease	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Due within one year	3,510	249	3,261
Due within one and five years	2,766	186	2,580
Due beyond five years	—	—	—
Total	6,276	435	5,841

Accounts receivable in leasing are presented in the Consolidated Balance Sheet under Trade and Other Receivables current and non-current depending on the maturities stated above.

Arauco reports the value of its lease contracts under financial leasing. These contracts include leases of forestry machinery and equipment, for periods not exceeding five years and market interest rates. They also include an early termination option, according to general and special conditions established in each contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco holds financial leases as a lessor and lessee detailed within the previous tables. There are no contingent payments or restrictions to note.

NOTE 9. ORDINARY REVENUE

	January - march
Types of Ordinary Revenue	2012 ThU.S.$	2011 ThU.S.$
Sale of goods	979,417	1,011,898
Service Contracts	31,012	29,823
Total	1,010,429	1,041,721

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	2012 ThU.S.$	2011 ThU.S.$
Personnel Expenses	93,446	77,963
Wages and salaries	89,856	75,821
Compensation for years of service	3,590	2,142

The main actuarial assumptions used by Arauco in the calculation of the prevision of compensation for year services as of March 31, 2012 and December 31, 2011 are:

Discount rate	3.50%
Inflation	3.00%
Mortality rate	RV-2009

The following tables detail the balances and the movement of payments for years of service provisioned as of March 31, 2012 and December 31 2011:

	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Current	3,534	3,307
Non-current	38,635	36,102
Total	42,169	39,409

Roll- forward	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Opening balance	39,409	39,276
Current service cost	413	1,668
Interest cost	625	2,553
Actuarial gains	2,801	6,274
Benefits paid	(3,663)	(6,837)
Increase (decrease) for currency exchange	2,584	(3,525)
Closing balance	42,169	39,409

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY RATE VARIATIONS

Local and foreign currency

Currency assets and liabilities as of March 31, 2012 and December 31, 2011 are as follows:

	03-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Current Assets	2,847,225	2,462,660

Cash and Cash Equivalents	537,970	315,901
U.S Dollar	422,479	196,546
Euro	25,808	58,328
Real	41,981	35,238
Argentine pesos	6,465	4,960
Other currencies	7,361	7,212
$ not adjustable	33,876	13,617

Other Financial Assets, Current	149	—
U.S Dollar	149	—

Other current non financial assets	233,769	207,196
U.S Dollar	162,249	138,815
Euro	64	14
Real	23,192	23,319
Argentine pesos	11,368	10,553
Other currencies	10,620	12,500
$ not adjustable	24,859	21,995
U.F.	1,417	—

Trade and Other receivables-net	840,630	740,416
U.S Dollar	573,246	500,790
Euro	27,609	25,800
Real	80,229	70,564

Argentine pesos	26,340	26,827
Other currencies	28,389	30,480
$ not adjustable	100,122	82,754
U.F.	4,695	3,201

Related party receivables, Current	99,123	70,179
U.S Dollar	97,568	69,356
Real	881	822
$ not adjustable	674	1

Inventories	794,647	795,104
U.S Dollar	680,232	677,337
Real	93,580	99,304
$ not adjustable	20,835	18,463

Biological assets, current	275,805	281,418
U.S Dollar	245,562	238,812
Real	30,243	42,606

Tax receivables	49,839	37,153
U.S Dollar	18,262	10,763
Euros	18	—
Real	8,001	6,745
Argentine pesos	1,714	7
Other currencies	11,942	11,199
$ not adjustable	9,902	8,439

Non-Current Assets or disposal groups classified as held for sale	15,293	15,293
U.S Dollar	15,293	15,293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Total Non Current Assets	10,199,980	9,995,062

Other non-current financial assets	48,430	1,162
U.S Dollar	47,288	—
Pesos Argentinos	1,142	1,162

Other non-current and non-financial assets	105,912	99,901
U.S Dollar	87,288	78,046
Real	16,885	19,971
Argentine pesos	548	525
Other currencies	127	383
$ not adjustable	1,064	976

Trade receivables, non current	7,044	7,332
U.S Dollar	489	641
$ not adjustable	2,567	2,538
U.F.	3,988	4,153

Investment in associates accounted for using equity method	934,807	886,706
U.S Dollar	670,916	634,440
Real	263,891	252,266

Intangible assets	16,745	17,609
U.S Dollar	11,586	12,729
Real	5,030	4,751
Other currencies	25	26
$ not adjustable	104	103

Goodwill	60,782	59,124
U.S Dollar	2,857	2,857
Real	57,925	56,267

Property, plant and equipment	5,407,672	5,324,172
U.S Dollar	4,633,387	4,599,582
Euros	38	37
Real	763,722	715,486
$ not adjustable	10,525	9,067

Biological assets, non-current	3,479,590	3,463,166
U.S Dollar	3,058,181	3,060,006
Real	421,409	403,160

Deferred tax assets	138,998	135,890
U.S Dollar	75,232	77,179
Real	49,896	46,478
Argentine pesos	13,326	11,688
Other currencies	87	150
$ not adjustable	457	395

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	03-31-2012 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2011 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	836,909	171,155	1,008,064	924,097	107,848	1,031,945

Other financial liabilities, current	60,798	124,268	185,066	157,944	91,048	248,992
U.S Dollar	40,018	115,870	155,888	143,129	74,523	217,652
Real	6,736	—	6,736	11,849	20	11,869
U.F.	14,044	8,398	22,442	2,966	16,505	19,471

Bank Loans	32,197	93,836	126,033	120,847	64,971	185,818
U.S Dollar	25,461	93,836	119,297	108,998	64,951	173,949
Real	6,736	—	6,736	11,849	20	11,869

Financial Leases	18	13	31	18	28	46
U.F.	18	13	31	18	28	46

Other Loans	28,583	30,419	59,002	37,079	26,049	63,128
U.S Dollar	14,557	22,034	36,591	34,131	9,572	43,703
U.F.	14,026	8,385	22,411	2,948	16,477	19,425

Trade and Other payables	408,031	15,766	423,797	389,902	7,171	397,073
U.S Dollar	79,669	7,506	87,175	73,583	412	73,995
Euro	4,639	—	4,639	43,392	—	43,392
Real	51,834	—	51,834	9,117	—	9,117
Argentine pesos	29,034	—	29,034	32,235	—	32,235
Other currencies	4,253	195	4,448	2,119	—	2,119
$ not adjustable	238,017	3,121	241,138	229,245	3,648	232,893
U.F.	585	4,944	5,529	211	3,111	3,322

Related party payables	12,339	—	12,339	9,785	—	9,785
U.S Dollar	12,339	—	12,339	9,751	—	9,751
$ no reajustables	—	—	—	34	—	34

Other provisions, current	8,965	—	8,965	8,607	—	8,607
Dólares	138	—	138	244	—	244
Argentine pesos	8,827	—	8,827	8,363	—	8,363

Tax liabilities	128,204	102	128,306	143,008	1,981	144,989
U.S Dollar	126,607	—	126,607	139,838	1,571	141,409
Euros	105	—	105	78	—	78
Real	12	—	12	14	—	14
Argentine pesos	46	—	46	2,219	—	2,219
Other currencies	106	102	208	30	284	314
$ not adjustable	1,328	—	1,328	829	126	955

Current provision for employee benefits	3,189	345	3,534	2,976	331	3,307
$ not adjustable	3,189	135	3,324	2,976	123	3,099
U.F.	—	210	210	—	208	208
Other current non-financial liabilities	215,383	30,674	246,057	211,875	7,317	219,192

U.S Dollar	157,873	28,869	186,742	160,505	5,652	166,157
Real	36,818	—	36,818	28,094	—	28,094
Argentine pesos	4,810	—	4,810	5,230	—	5,230
Other currencies	12,567	—	12,567	11,626	—	11,626
$ not adjustable	3,314	943	4,257	6,419	865	7,284
U.F.	1	862	863	1	800	801

	Up to 90 days ThU.S.$	03-31-2012 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2011 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,356,377	2,581,403	4,937,781	2,097,788	2,297,839	4,395,627

Other non-current financial liabilities	1,428,750	2,055,911	3,484,661	1,187,737	1,781,278	2,969,015
U.S Dollar	1,302,492	1,501,877	2,804,369	1,067,739	1,278,879	2,346,618
Real	3,839	12,665	16,504	6,462	690	7,152
U.F.	122,419	541,369	663,788	113,536	501,709	615,245

Bank Loans	371,484	14,777	386,261	406,754	769	407,523
U.S Dollar	367,645	2,112	369,757	400,292	79	400,371
Real	3,839	12,665	16,504	6,462	690	7,152

Other Loans	1,057,266	2,041,134	3,098,400	780,983	1,780,509	2,561,492
U.S Dollar	934,847	1,499,765	2,434,612	667,447	1,278,800	1,946,247
U.F.	122,419	541,369	663,788	113,536	501,709	615,245

Other non-current provisions	9,092	1,862	10,954	7,799	1,889	9,688
U.S Dollar	—	—	—	2,959	27	2,986
Real	9,092	—	9,092	4,840	—	4,840
Argentine pesos	—	1,862	1,862	—	1,862	1,862

Deferred tax liabilities	766,377	511,328	1,277,705	753,603	502,630	1,256,233
U.S Dollar	562,297	284,971	847,268	553,131	276,008	829,139
Real	203,890	—	203,890	200,339	—	200,339
Argentine pesos	—	225,992	225,992	—	226,222	226,222
Other currencies	171	—	171	—	156	156
$ not adjustable	19	365	384	133	244	377

Non-current provision for employee benefits	30,594	8,041	38,635	27,939	8,163	36,102
$ not adjustable	30,594	5,631	36,225	27,939	5,777	33,716
U.F.	—	2,410	2,410	—	2,386	2,386

Other non-current non-financial liabilities	121,564	4,261	125,825	120,710	3,879	124,589
U.S Dollar	86	500	586	123	—	123
Real	121,477	—	121,477	120,586	—	120,586
Argentine pesos	—	3,472	3,472	—	3,607	3,607
$ no reajustables	—	268	268	—	252	252
U.F.	1	21	22	1	20	21

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Subsidiaries that use functional currency other than the U.S. Dollar are as follows:

Subsidiary	Country	Functional currency
Arauco do Brasil S.A	Brazil	Real
Arauco Forest Brasil S.A	Brazil	Real
Arauco Florestal Arapoti S.A	Brazil	Real
Arauco Pisos Laminados S.A	Brazil	Real
Empreendimientos Florestais Santa Cruz Ltda.	Brazil	Real
Catan Empreendimientos e Participacoes S.A	Brazil	Real
Mahal Empreendimientos e Participacoes S.A	Brazil	Real
Arauco Distribución S.A	Chile	Chilean Peso
Investigaciones Forestales Bioforest S.A	Chile	Chilean Peso
Controladora de Plagas S.A	Chile	Chilean Peso

Effect of exchange rate variations

	January - March
	2012 ThU.S.$	2011 ThU.S.$

Exchange differences recognized in income and loss, except for financial instruments measured at fair value through income and loss	9,619	14,789

Conversion reverse	38,474	24,335

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalized interest on existing investment projects. For the recording of this capitalization, Arauco estimated the average rate of borrowing to finance these investment projects.

	January - March
	2012 ThU.S.$	2011 ThU.S.$
Property, plant and equipment capitalized cost

Property, plant and equipment capitalized interest cost rate	5.12%	5.68%

Amount of the capitalized interest cost, property, presented as plant and equipment	613	1,318

NOTE 13. RELATED PARTIES

Related Party Disclosure

Related parties are those companies as defined in IAS 24 and under the standards of the Chilean Securities Commission and the Chilean Limited Company Law.

Receivable and payable amounts among related parties at the end of each financial period correspond to commercial operations and financings negotiated in Chilean Pesos, American dollars and Euros, where collection or payment deadlines are outlined in the attached tables and in general do not have adjustment or interest clauses, except for financing transactions.

At the date of these consolidated financial statements there are no provisions for doubtful debts and no guarantees provided or associated with inter-company balances.

Name of Group’s Main Controller

The ultimate controllers of the Company are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries including directors, managers and sub-managers consist of a fixed monthly rate, with a possible annual discretionary bonus.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are performed under market conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

		Origin Country	Functional Currency	% Share 03/31/2012			% Share 12/31/2011
ID Nº	Company Name			Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	México	U.S Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Alto Paraná S.A.	Argentina	U.S Dollar	9.9753	90.0048	99.9801	—	99.9766	99.9766
—	Arauco Australia Pty Ltd.	Australia	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S Dollar	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Colombia S.A.	Colombia	U.S Dollar	1.5000	98.4980	99.9980	1.5000	98.4980	99.9980
—	Arauco Denmark Aps	Denmark	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96765270-9	Arauco Distribución S.A.	Chile	Chilean pesos	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco do Brasil S.A.	Brazil	Real	1.7079	98.2911	99.9990	1.7629	98.2361	99.9990
—	Arauco Ecuador S.A.	Ecuador	U.S Dollar	0.1000	99.8990	99.9990	0.1000	99.8990	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Real	13.3524	86.6466	99.9990	13.3524	86.6466	99.9990
—	Arauco Forest Products B.V.	Holland	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Holanda Cooperatief U.A.	Holland	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Panels S.A.	USA	U.S Dollar	—	99.9990	99.9990	—	—	—
—	Arauco Perú S.A.	Perú	U.S Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Pisos Laminados S.A.	Brazil	Real	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Wood Products, Inc.	USA	U.S Dollar	0.3953	99.6037	99.9990	0.3953	99.6037	99.9990
—	Araucomex S.A. de C.V.	México	U.S Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82152700-7	Bosques Arauco S.A.	Chile	U.S Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Catan Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9934	99.9934	—	99.9925	99.9925
96657900-5	Controladora de Plagas Forestales S.A.	Chile	Chilean pesos	—	59.6326	59.6326	—	59.6326	59.6326
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Real	—	99.9789	99.9789	—	99.9754	99.9754
96573310-8	Forestal Arauco S.A.	Chile	U.S Dollar	99.9248	—	99.9248	99.9248	—	99.9248
85805200-9	Forestal Celco S.A.	Chile	U.S Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
93838000-7	Forestal Cholguán S.A.	Chile	U.S Dollar	—	97.4281	97.4281	—	97.4281	97.4281
78049140-K	Forestal Los Lagos S.A.	Chile	U.S Dollar	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S Dollar	—	99.9805	99.9805	—	99.9766	99.9766
—	Forestal Talavera S.A.	Argentina	U.S Dollar	—	99.9942	99.9942	—	99.9945	99.9945
96567940-5	Forestal Valdivia S.A.	Chile	U.S Dollar	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Greenagro S.A.	Argentina	U.S Dollar	—	97.9805	97.9805	—	99.9766	99.9766
—	Industrias Forestales S.A.	Argentina	U.S Dollar	—	—	—	9.9770	90.0221	99.9991
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S Dollar	98.6058	1.3932	99.9990	98.6058	1.3932	99.9990
—	Inversiones Celco S.L.	Spain	U.S Dollar	—	99.9990	99.9990	—	99.9990	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean pesos	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Leasing Forestal S.A.	Argentina	U.S Dollar	—	99.9801	99.9801	—	99.9771	99.9771
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Real	—	99.9932	99.9932	—	99.9923	99.9923
96510970-6	Paneles Arauco S.A.	Chile	U.S Dollar	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Savitar S.A.	Argentina	U.S Dollar	—	99.9931	99.9931	—	99.9930	99.9930
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S Dollar	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995

Subsidiaries listed in the above table and special purpose entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Salaries and Termination Benefits received by Key Management Personnel

	January - March
	2012 ThU.S.$	2011 ThU.S.$
Salaries and bonus	19,572	12,455
Diet Directory	884	393
Termination benefits	344	228
Total	20,800	13,076

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

	Corresponding	Nature of	Country of	Currency	Maximum	03/31/2012	12/31/2011
Name of Related Party	ID Nº	Relationship	Origen	rate	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	30 days	—	1
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	30 days	44	255
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	—	10
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,412	1,639
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	603	1,457
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	Reales	30 days	881	822
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Pesos chilenos	30 days	674	—
Colbun S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	329	—
Empresa Electrica Guacolda S.A.	96.590.600-2	Other related party	Chile	Chilean pesos	30 days	2,125	—
Eufores S.A.	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	72,817	46,889
Forestal Cono Sur S.A.	—	Joint Venture	Uruguay	U.S. Dollar	June 2012	19,238	19,106
TOTAL						99,123	70,179

Related Party Payables

	Corresponding	Nature of	Country of	Currency	Maximum	03/31/2012	12/31/2011
Name of Related party	ID Nº	Relationship	Origen	rate	Maturity	ThU.S.$	ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	30 days	6,843	7,487
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	30 days	433	356
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Affiliate of shareholder	Chile	Chilean pesos	30 days	4	4
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	30 days	31	28
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	—	90
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean pesos	30 days	3	4
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	125	115
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	30 days	6	29
Servicios Corporativos Sercor S.A.	96.925.430-1	Associates	Chile	Chilean pesos	30 days	—	4
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean pesos	30 days	1	162
Portuaria del Sur S.A.	96.959.030-1	Associates	Chile	Chilean pesos	30 days	1,323	1,349
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	30 days	1,213	157
Forestal Mininco S.A.	91.440.000-7	Other related party	Chile	Chilean pesos	30 days	285	—
CMPC Maderas S.A.	95.304.000-k	Common director	Chile	Chilean pesos	30 days	2,072	—
TOTAL						12,339	9,785

Related party transactions

Purchases

	Corresponding	Nature of	Country of	Currency	Transaction	03/31/2012	12/31/2011
Name of Related Party	ID Nº	Relationship	Origen	rate	Detail	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Affiliate of shareholder	Chile	Chilean pesos	Fuel	1,028	4,849
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	Chilean pesos	Management service	58	296
Compañía de Petróleos de Chile S.A.	99.520.000-7	Affiliate of shareholder	Chile	Chilean pesos	Fuel and others	47,149	111,778
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	Chilean pesos	Transport and stowage	1,530	6,882
Portuaria Sur de Chile S.A.	96.959.030-1	Associates	Chile	Chilean pesos	Other purchases	3,186	2,122
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	16,574	69,819
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and logs	215	737
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Telephone services	368	1,692
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	Chilean pesos	Port services	65	7,454
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	81	435
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Logs and others	895	1,013
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical power	416	29
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other purchases	390	516

Sales

	Corresponding	Nature of	Country of	Currency	Transaction	03/31/2012	12/31/2011
Name of Related Party	ID Nº	Relationship	Origen	rate	Detail	ThU.S.$	ThU.S.$
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	Euro	Loans and interest	—	51,782
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	61,161
Celulosa y Energia Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Other sales	—	1,406
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical power	2,598	9,285
EKA Chile S.A.	99.500.140-3	Associates	Chile	Chilean pesos	Electrical power	5,301	34,818
Stora Enso Industria de Papel S.A.	—	Joint venture	Brazil	Real	Wood	—	8,897
Forestal del Sur S.A.	79.825.060-4	minority shareholder in sub	Chile	Chilean pesos	Woodship	3,176	28,543
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	—	742
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Other sales	103	2,081
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean pesos	Pulp	1,479	23,259
Eufores S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	25,928	79,620
Forestal Cono Sur S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	132	24,444
Zona Franca Punta Pereira S.A.	—	Joint venture	Uruguay	U.S. Dollar	Loans and interest	—	27,629
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Common director	Chile	Chilean pesos	Electrical power	4,302	1,430

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Disclosure of Subsidiary Investments

Below are new investments or contributions to subsidiaries, which had no effect on results.

On November 29, 2011, our subsidiary Arauco Wood Products, Inc. established a new wholly-owned subsidiary named Arauco Panels USA LLC and made a capital contribution of ThU.S.$62,711, which was effected in early 2012. Subsequently, on January 24, 2012, Arauco Panels USA LLC paid thU.S.$ 62,711 for an industrial plant that has a production line of MDF (medium density fiberboard) moldings and HDF (high density fiberboard), a production line of PB panels (particle board or chipboard), and two lines of Melamine products . The plant is located in Moncure, North Carolina, USA.

On December 20, 2011 Alto Parana has acquired 100% of the shares of Greenagro S.A. for a purchase price of ThU.S.$ 10,746 (MUS$ 6,972 has been paid at the end of 2011), becoming the controlling shareholder of Greenagro. This partnership will complement the productive activities related to industrial plant operations of the subsidiary Alto Parana S.A. located in town of Zárate, Province of Buenos Aires, Argentina. The price paid is representative of the market value of assets acquired, which mainly correspond to the land and plantations. Arauco made a provisional estimate of market value of net assets acquired, assigning the land the highest value of US$ 7.1 million, according to the requirements of IFRS 3. Arauco has 12 months from the date of acquisition to make a final evaluation.

On October 20, 2011, Arauco Pisos Laminados S.A. was incorporated in Brazil, receiving from our subsidiary Arauco do Brasil S.A. a contribution of ThR$ 10,000 (ThU.S.$ 5,359 to March 31, 2012), equivalent to 100% of the participation. The corporate purpose of this company is to manufacture, process and trade wood laminate floors.

On June 13, 2011 Inversiones Arauco International Ltda. and Celulosa Arauco y Constitución S.A. sold its shares (82.42% and 9.16% respectively) in subsidiary Nuestra Señora del Carmen S.A. to subsidiary Alto Paraná S.A. for ThU.S.$ 5,400. As a result, Alto Paraná S.A. owns 100% of the shares of Nuestra Señora del Carmen S.A.

The following tables show the fair value of the assets and liabilities acquired at the acquisition date, as disclosed in Note 4:

ARAUCO PANELS USA LLC.	01-24-2012 ThU.S.$
Cash	—
Trade accounts receivable	258
Inventory	13,398
Property, plant and equipment	56,004
Other assets	41
Total Assets	69,701
Trade payables	6,030
Other liabilities	960
Total Liabilities	6,990

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

GREENAGRO S.A.	12-20-2011 ThU.S.$
Cash	537
Trade accounts receivable	32
Inventory	826
Property, plant and equipment	7,970
Biological assets	1,838
Other assets	7
Total Assets	11,210
Trade payables	37
Deferred income tax	386
Other liabilities	19
Total Liabilities	442

Details of the subsidiaries are described in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

Between January and February 2012 Arauco made two payments of ThU.S.$ 13,490 as contribution of capital to the company Puerto de Lirquen S.A. As a result, on March 31, 2012, Arauco held 20.28 % of the capital of such company.

On December 21, 2011, Arauco made a ThU.S.$ 3,302 contribution of capital to the company Puerto de Lirquen S.A. As a result, at the end of 2011, Arauco had 20.20 % of the capital of such company.

On December 14, 2011, Arauco made a capital contribution of ThU.S.$5,004 to Inversiones Puerto Coronel S.A. This contribution did not change the percentage of participation in this company.

On November 17, 2011, our subsidiary Arauco Forest Brazil S.A., made a contribution of ThU.S.$232,916 to the Brazilian company Centaurus Holding S.A., representing an ownership interest of 43.05%. This investment was conducted in conjunction with Klabin S.A., one of the most important companies in the forestry sector located in Brazil.

In November 2011, Centaurus Holding S.A. acquired 100% of the voting rights of the Brazilian company “Florestal Vale do Corisco Ltda., a company that owns 107,000 hectares in the State of Parana. This transaction strengthens the position of Arauco in the forestry sector in Brazil for the development of its industrial operations and ensures the supply of wood of future projects. Further, this transaction had no impact on the results of Arauco.

On March 29, 2011 Novo Oeste Gestao de Ativos Florestais S.A. was incorporated, receiving a capital contribution from our subsidiary Arauco Forest Brasil S.A. of ThReal 1,225 in exchange for 1,225,000 shares representing 48.9912% of ownership. The corporate purpose of this company is the management of forestry assets and commercialization of wood.

The following table shows information on Investments in Associates as of March 31, 2012 and December 31, 2011, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Dock and warehousing operations for owned assets and third parties, loading and unloading of all classes of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.2767%	20.20216%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 61,869	ThU.S.$ 46,238

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	U.S. Dollar
Main Activities of Associate	Investments in movables and real estate, company acquisitions, securities and investment instruments, investment management and development and/or participation in businesses and companies related to industrial, shipping, forest and commercial activities.
Percentage Share in Associate %	50.00%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 36,001	ThU.S.$ 36,273

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of companies related to Business Management
Percentage Share in Associate %	20.00%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 1,210	ThU.S.$ 1,153

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate %	20.00%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 37,594	ThU.S.$36,280

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening company genetic programs and improving the competitive position of the Chilean forestry industry for priority species.
Percentage Share in Associate %	25.00%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 69	ThU.S.$70

Name of Associate	Consorcio Tecnológico Bioenercel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	To develop technologies which will allow implementing a biofuel industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Percentage Share in Associate %	20%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 312	ThU.S.$ 311

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Novo Oeste Gestao de Ativos Florestais S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities and commercialization of wood and others.
Percentage Share in Associate %	48.9999%
	03/31/2012	12/31/2011
Investment in Associate	(ThU.S.$ 1,804)	ThU.S.$ 311

Name of Associate	Centaurus Holding S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Management of forestry activities.
Percentage Share in Associate %	43.05%
	03/31/2012	12/31/2011
Investment in Associate	ThU.S.$ 226,297	ThU.S.$ 218,972

Summarized financial Information of Associates

	03-31-2012
	Assets ThU.S.$	Liabilities ThU.S.$
Current	152,174	53,632
Non-current	1,076,872	170,258
Equity		1,005,156
Total Associates (*)	1,229,046	1,229,046

	12-31-2011
	Assets ThU.S.$	Liabilities ThU.S.$
Current	144,156	50,840
Non-current	1,022,986	154,919
Equity		961,383
Total Associates (*)	1,167,142	1,167,142

	03-31-2012	03-31-2011
	ThU.S.$	ThU.S.$
Income	823,555	71,426
Expenses	(818,974)	(69,788)
Net income (loss) (*)	4,581	1,638

(*)	Includes investments in associates that do not qualify as joint ventures

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	03-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Investments in associates accounted for using the equity method, opening balance	886,706	498,204
Investment Changes in Associate and Joint Ventures Companies
Investments in associates, Additions	13,490	236,443
Investment in joint ventures, Additions	23,464	177,397
Equity in income (Loss) investments in associates	1,093	(1,012)
Equity in income (Loss) joint ventures	(1,522)	(10,885)
Dividends Received	—	(1,718)
Increase (Decrease) in foreign exchange translation of investment in associates	7,979	(12,972)
Other Increase (Decrease) in investment in associates	3,597	1,249
Changes in Associate Company Investments, Total	48,101	388,502
Investments accounted for using the equity method, closing balance	934,807	886,706

	03-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Investments in associates	363,352	339,297
Investment in joint ventures	571,455	547,409
Investments accounted for using the equity method, closing balance	934,807	886,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT VENTURES

Performed investments and contributions

As of March 31, 2012, Arauco, through its subsidiaries Inversiones Arauco Internacional Ltda. and Arauco Holanda Cooperatief U.A, has made contributions to the Uruguayan companies that qualify as a joint venture, Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., for a total of ThU.S.$ 23,464 (ThU.S.$ 177,397 as of December 31, 2011), with the Arauco Group holding a stake of 50% in the joint venture. This operation has no effects in Arauco’s consolidated interim financial statements.

The above mentioned contributions are being invested in the project known as “Montes del Plata”, in order to build a cutting edge cellulose production plant, with a guaranteed capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which will be located at the town of Punta Pereira, department of Colonia, Uruguay.

Investments in Uruguay

The main assets acquired from Ence during the year 2009 are: 130,000 hectares of land of which 73,000 hectares are forestry plantations; 6,000 hectares under agreements with third parties; one industrial site, the necessary environmental permits for the construction of a pulp mill; a river terminal; one chip producing mill, and one nursery.

All these assets were added to the land and plantations that Stora Enso and Arauco already control through a joint venture in Uruguay. With these additions, the joint venture currently maintains forestry equity of approximately 265 thousand hectares of land, of which 149 thousand hectares are planted.

The investments in Uruguay mentioned above qualify as joint ventures because of existing contracts that stipulate that both Arauco and Stora Enso maintain joint control of such investments.

Furthermore, Arauco holds a 50% share in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and this company has permitted Arauco and Eka to initiate certain joint venture activities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following is summarized financial information of the significant interests in joint ventures:

Forestal Cono Sur S.A.(consolidated)	03-31-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	26,852	51,528	26,137	45,384
Non-current	291,683	13,540	288,733	13,289
Equity		253,467		256,197
Total Joint Venture	318,535	318,535	314,870	314,870

Investment	126,734		128,098

	03-31-2012		03-31-2011
	ThU.S.$		ThU.S.$
Income	804		780
Expenses	(3,534)		(4,762)
Joint Venture Net Income (Loss)	(2,730)		(3,982)

Eufores S.A.(consolidated)	03-31-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	68,355	219,266	44,531	165,823
Non-current	579,870	28,428	552,130	28,178
Equity		400,531		402,660
Total Joint Venture	648,225	648,225	596,661	596,661

Investment	200,196		201,330

	03-31-2012		03-31-2011
	ThU.S.$		ThU.S.$
Income	13,201		8,008
Expenses	(15,325)		(12,428)
Joint Venture Net Income (Loss)	(2,124)		(4,420)

Eka Chile S.A.	03-31-2012		12-31-2011
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	27,565	5,875	25,312	5,235
Non-current	30,173	3,304	30,446	3,521
Equity		48,559		47,002
Total Joint Venture	57,738	57,738	55,758	55,758

Investment	24,280		23,501

	03-31-2012		03-31-2011
	ThU.S.$		ThU.S.$
Income	17,843		17,032
Expenses	(16,286)		(15,797)
Joint Venture Net Income (Loss)	1,557		1,235

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

At the end of this accounting period, we had the following information:

Effects from the economic crisis

Since the beginning of 2009, the complicated market condition affected the Bosseti sawmill operation located in Argentina and the Company decided to shut it down in December 2010 and to adapt its operational structure to the reality of the business, converting the operation and using its land and buildings as a logistics center. At the end of 2010, the Company registered ThU.S.$2,000 as impairment provision related to machinery and installations, which at the end of March 31, 2012, after discounting the provision, have a value of ThU.S.$1,500 (ThU.S.$ 1.600 as of December 31, 2011). To date, the Company is working on classification and management of these assets in order to have the approval of the administration for its subsequent sale.

The recoverable value of the permanently closed facilities was determined based on sales estimates and residual value, making the corresponding provision in the event that the recoverable value is less than the book value. These estimates were made by both external and internal evaluators.

Effects of the fire

On January 2, 2012, Paneles Arauco S.A.’s industrial facilities located at Itata highway, km. 21, were materially affected as a result of forest fires that affected the Province of Ñuble. This plant had a production capacity of 450 thousand cubic meters of panels per year.

The fire completely destroyed the machinery, equipment and facilities of the panel processing area, as well as administration buildings and storage rooms. It also affected the operations of the biomass energy generation plant. Operations were reinitiated on January 6, 2012.

Paneles Arauco S.A., as a subsidiary of Celulosa Arauco y Constitución S.A., has insurance covering the damages resulting from the fire. The policies generally cover assets, among which are the plants, industrial and non-industrial facilities, equipment, machinery, inventories, as well as losses due to business interruption.

Related expenses to the damage produced by the fire were recognized when the relevant events occurred, but accounts receivable from insurance companies related to these expenses, in addition to the closure of the plant as a result of the fire, are recognized only when there was sufficient supporting documentation and/or at the time of the receipt of the cash flows.

Other effects

In December 2011, particle board (PBO) lines of Curitiba Plant (Brasil) were shut down due to the high cost of maintenance, with the consequential losses that this generated. The company registered ThU.S.$6,088 as impairment provision related to machinery and equipments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Cash-Generating Unit with Impaired Assets

As of March 31, 2012 and December 31, 2011, the following impairment provisions related to Cash-Generating Units existed:

Cash-Generating Unit with Impaired Assets	03-31-2012 ThU.S.$	12-31-2011 ThU.S.$
Panels Plant – Nueva Aldea	70,230	—
Bossetti sawmill	2,000	2,000
Lines of Curitiba plant	6,088	6,088
Total Impairment provision	78,318	8,088

Disclosure of Asset Impairment

Information on Impairment of Property, Plant and Equipment due to technical obsolescence and damages from the fire as of March 31, 2012 and to December 31, 2011:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence
	03/31/2012	12/31/2011
Information relevant to the sum of all impairment	ThU.S.$ 3,492	ThU.S.$ 3,492

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Buildings and Structures Machinery and Equipment Other assets
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Earthquake and tsunami
	03/31/2012	12/31/2011
Information relevant to the sum of all impairment	ThU.S.$ 39,124	ThU.S.$ 39,124

At the date of these financial statements, most of the associated impairment provision relating to physical damage of property, plant and equipment as a result of the earthquake and tsunami has been reversed. The amount of the existing provision is referred to assets that are in the process of repair and / or replacement, the majority concluded at the year end of 2011.

Goodwill

Goodwill is allocated to the groups of cash-generating units that generate such goodwill. The goodwill generated by the investment in Arauco do Brazil (formerly Tafisa) was assigned to the Pien panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the projected cash flows based on the operational plan approved by the management covering a period of 10 years, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil. As of March 31, 2012 this goodwill amounted to ThU.S.$ 57,925 (ThU.S.$ 56,267 at December 31, 2011). The variation is due only to the conversion adjustment to Real, which is the functional currency for the subsidiaries in Brazil. Therefore, there has been no impairment provision.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Lawsuits or other Legal Proceedings

The contingent liabilities that Arauco deems appropriate to disclose are as follows:

1. On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (“AFIP”) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (“APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex-oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 argentine pesos (thU.S. $ 95,511 at March 31, 2012), including capital, compensatory interest, and fines for omission.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex-oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (Cámara de Apelaciones en lo Contencioso Administrativo Federal) (“CACAF”) and, subsequently, the National Supreme Court of Justice (Corte Suprema de Justicia de la Nación).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$ 1,345 at March 31, 2012).

On March 18, 2010, the CACAF, issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010 the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the suretyship insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I –

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

in the amount of $ 633,616,741 Argentine pesos (equivalent to ThUS$ 144,810 as of March 31, 2010), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

In spite of the TFN’s ruling, the opinion issued by APSA’s external counsel continued to be that APSA has proceeded in a lawful manner in deducting the amount questioned by the State. External counsel maintains that there is a good chance that the TFN’s ruling will be overruled and that the AFIP’s ex-oficio decision will be rendered without effect. Due to the above, no provisions have been recognized for the periods in which the Negotiable Obligations were in force.

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $ 10,447,705 Argentine Pesos (ThU.S.$ 2,388 at March 31, 2012) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14 2008, APSA filed a petition with the court requesting that this order be reconsidered, or in the alternative, rejected on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $ 1,634,914 Argentine Pesos (ThU.S.$ 374 at March 31, 2012), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Courtroom of the CACAF denied APSA’s appeal. On April 26, 2011 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Court. On July, 14, 2011 the AFIP answered the petition of this brief. On October 7, 2011 a brief was presented in order to advance the cause. The resource is circulating by different members of Supreme Court of Justice. Based on their analysis of the grounds underlying the appeal, APSA’s counsel has an optimistic view of the case.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed a civil lawsuit against the Company for reparation of environmental harm and indemnification before the First Civil Court of Valdivia (Primer Juzgado Civil de Valdivia) (Rol 746-2005).

The Company filed its response, arguing that it is not responsible for the environmental damages and therefore that the indemnification payments as well as the alleged reparation, are inadmissible. Currently, expert reports have already been submitted, most of which were against the Company’s position. On September 5th, 2011, objections were submitted against said expert reports. The Court carried out a personal examination of the site on March 13, 14 and 15 of 2012. At the same time, ancillary proceedings are still pending in respect of the technical reports filed by the company in support of its objections against the expert reports.

3. With regard to the Nueva Aldea Mill, on December 21, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Arauco, as jointly responsible, and also against the Company directly. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, against Arauco, as jointly responsible, and also against Arauco directly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered as a result of an accident in which three persons working for the contractor Echeverría Izquierdo Montajes Industriales S.A. were allegedly involved. This contractor was undertaking construction work at the Nueva Aldea Pulp Mill in December 2005.

These three workers allegedly suffered irradiation from handling certain equipment and materials belonging to a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. After being notified of these complaints, the Company opposed them on the basis of lack of jurisdiction, and, answered the principal complaints, arguing that they are invalid for failure to state a claim. The Company also responded to the secondary complaints made directly against the Company, requesting that they be rejected for lacking any merit. All these demands have been consolidated into a single action, for which a trial is currently underway. On March 23, 2011, Echeverría Izquierdo Montajes Industriales S.A. terminated all proceedings through out-of-court settlements with the plaintiffs, without acknowledging its liability. As a result, it waived all of its rights against the former as well as the other defendants, Leonel Espinosa Canales and Celulosa Arauco y Constitución S.A. On March 24, 2011, the settlement was submitted to the court for their approval. On April 27, 2011 the court approved the settlement.

Based on these same events, on November 10, 2009, the Company was notified of a labor complaint, pursuant to a general application procedure initiated by 14 ex-employees of Echeverría Izquierdo Montajes Industriales S.A. construction company, against the latter as a principal complaint, and against Arauco as jointly responsible, based on emotional distress suffered due to alleged exposure to a radioactive isotope during the accident that occurred in Planta Nueva Aldea on December 14 and 15, 2005. The Court denied the complaint based on the applicable statute of limitation. This case has been terminated through the abovementioned settlement. To date the settlement has been approved and the case is filed and closed.

Based on these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place in December 2005.

Notified of said complaint, the Company opposed it on the basis of lack of jurisdiction, and, answered the principal complaint stating that it should be dismissed for lacking any merit. On July 20, 2009 the Court dismissed the complaint on the grounds that the plaintiff had ceased in his procedural activity for more than six months, which was then challenged by the plaintiff. The Appeals Court subsequently overruled the dismissal, rejecting the lower court’s argument of abandonment. Therefore, the processing of this case, was resumed, and a hearing was set for conciliation and testing on January 25, 2011. The hearing was not held on the mentioned date. The proof and conciliation hearing were set for May 17, 2012. This is the only case that continues pending.

4. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005 objecting to certain capital reduction transactions effected by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report. As of the date of issuance of these financial statements, the investigation in respect of this complaint is pending.

Considering that the position of the Company is supported by solid legal arguments, there is a reasonable likelihood of a favorable outcome for the Company.

5. Regarding Licancel plant, on June 22, 2011 the Company was notified by rogatory letter of a action seeking damages for an alleged tort liability, filed by twelve fishermen of the Mataquito river before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011, arising out of the dead fish allegedly found in the malaquito river on June 5, 2007. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. On January 30, 2011 the plaintiffs requested the issuance of an order to produce evidence (auto de prueba). On January 2, 2012, the court provided “Documents-auto”. The case is pending issuance of the order to produce evidence.

6. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of a fire that occurred on January 12, 2007 on the El Tablón county property, which belongs to Forestal Celco S.A.

On April 30, 2009 Forestal Celco S.A. filed objections pointing to defects in the demand. The plaintiff rectified the defects, and the Company replied to the demand. On March 8, 2011 the Court issued the legal judgment of first instance rejecting the claim. On March 21, 2011, the plaintiff appealed against the first instance verdict. The case is currently under review by the Chillan Appeals Court. The plaintiff has requested an incidental proceeding before the Supreme Court to disqualify all of the members of the Chillan Appeals Court for conflict of interest. The Supreme Court has not yet replied to the request.

7. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to reclaim an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has not yet been notified of this action.

As a result on May 18, 2008, the Company filed a motion to correct the claim, which was allowed and accepted by the Court. As of this date, the plaintiff has not corrected the defects of its claim finding the case pending.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

8. On January 26, 2011, Forestal Celco S.A. was notified of a civil claim submitted by Mr. Hans Fritz Muller Knoop against Cooperativa Eléctrica de Chillán Limitada and Forestal Celco S.A., which seeks that both companies be condemned to pay (jointly and severally) an indemnity for the alleged material damages caused as a result of the spreading of a fire on January 12th, 2007, in the estate named “El Tablon”, owned by Forestal Celco S.A.

On March 10, 2011, Forestal Celco S.A. answered the claim. The trial period began on December 28, 2011, ending on January 20, 2012. Some expert reports are still pending.

9. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A. submitted a claim against Forestal Constitución Ltda. and Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $ 20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return the “El Macaco” estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim. Currently, the case is being reviewed by the Court of Appeals of Talca, under court registration number 267-2012, for a ruling regarding the appeal submitted by the defendant, who is also a counterclaiming plaintiff. The Court of Appeals, after a hearing, ordered the first-instance court to complete its ruling.

10. On September 23, 2008, 28 workers submitted a lawsuit against their employer, Gama Services (which rendered services for Bosques Arauco S.A.subsidiary of Celulosa Arauco y Constitución S.A.), and Bosques Arauco S.A., for an alleged joint and several liability, requesting that the termination of their labor agreements be declared unjustified, demanding for the full payment of their social security and health benefits as well as the payment of severance for their years of service, dismissal notice, vacations, remunerations and extra hours. Said lawsuit was submitted before the 5th Labor Court of Santiago, under Docket number 780-2008, with an undetermined claimed amount.

On January 4, 2011, Bosques Arauco S.A. received the notice of the definitive first instance ruling against Gama Services, ordering the payment of all claimed compensations, including remuneration and social security and health benefits, until the validation of the dismissal or until the ruling has been executed. Simultaneously, the ruling joint and severally condemns the Company to pay various compensations –including social security payments—that are calculated until the day of the dismissal. The lawsuit was concluded with a favorable decision from a Court of Appeals in favor of the plaintiff. As of this date, the credit arising under the decision is still pending liquidation.

11. On November 17, 2003, Bosques Arauco S.A., an affiliate of Celulosa Arauco y Constitución S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, whom requested the restitution of certain real estate, its profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which has allegedly been exploited by Bosques Arauco S.A., in blatant

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

disregard of her property interest. On June 6, 2008, the first instance decision was issued, denying the claim. The decision was appealed and the Ilustrísima Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, finding in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the decision’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant. Aside from the restitution of the property and its products, the plaintiff also requested damages for the pain and suffering she had allegedly personally endured. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the ground that the alleged pain and suffering was not an issue in the judicial proceedings and, hence, that the ruling should not include any such damages.

12. On April 29, 2004, Aserraderos Arauco S.A. was served a breach of contract plus damages claim filed by Ingeniería y Construcciones Ralco Ltda. This claim was submitted before the 2nd Civil Court of Concepción, Docket number 3218-2003.

The plaintiff argues that the contracts entered into with sawmill administrators have an effect over Aserradores Arauco S.A.

In this suit, the evidentiary ruling was issued, but it has not yet been notified. There have been no actions for over a year and it is currently archived.

13. On December 12, 2010, the company Sociedad Forestal Cholguán S.A. was notified of a boundaries and site fencing claim, submitted by Banfactor Servicios Financieros Limitada’s Receiver before the 30th Civil Court of Santiago, file number 12,825-2010, labelled “Banfactor Servicios Financieros Limitada and Forestal Cholguán S.A.”, which seeks to set the boundaries and site fencing between the neighboring property owned by Forestal Cholguán S.A., named Hacienda Canteras, and a estate named “Fundo Roma”. An expert determined that there is not any land adjoining called “Fundo Roma”, finding Hacienda Canteras perimeter closed and demarcated for many years. Currently, the process is in a fault condition, awaiting that the expert appointed by the Court submits his/her report. Within the context of these same proceedings, on December, 2010, the Court issued a cautionary injunctive measure prohibiting the execution of acts or agreements regarding the lumber and forest products located within “Fundo Roma”. On April 3. 2012, the court issued a decision rejecting the claim, and the ruling was appealed by the plaintiff. On April 13, 2012 Forestal Cholguan S.A. filed a request to lift the preliminary injunction, which is not yet resolved.

14. On November 28, 2008, Alto Paraná S.A. (APSA) was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No. 3991 questioning the timely liquidation of certain foreign currency

With respect to APSA’s export proceeds. APSA responded to the charges in a timely and correct manner. Currently, the report is in Nº 8 Economic Criminal Court, 16 Secretariat.

As of the date of these consolidated financial statements and considering the preliminary state of proceedings, Alto Paraná S.A. (APSA) legal advisors are not in a position to estimate the outcome. Therefore, with the understanding that there are no legal grounds for the charges, no provision has been made for this claim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

At the closing date there are no other contingencies that might significantly affect the Company’s financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Provisions as of March 31, 2012 and December 31, 2011 are as follow:

Classes of Provisions	03/31/2012 ThU.S.$	12/31/2011 ThU.S.$
Provisions, Current	8,965	8,607
Legal claims provision	8,869	8,405
Otras Provisiones, Corriente	96	202
Provisions, non-Current	10,954	9,688
Legal claims provision	6,476	6,702
Other provision	4,478	2,986
Total Provisions	19,919	18,295

	03/31/2012
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	15,107	3,188	18,295
Changes in provisions
Increase in existing provisions	664	45	709
Used provisions	(447)	(137)	(584)
Increase (decrease) in foreign currency exchange	21	—	21
Other Increases (Decreases)	—	1,478	1,478
Total Changes	238	1,386	1,624
Closing balance	15,345	4,574	19,919

	12/31/2011
Movements in Provisions	Legal Claims ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,451	—	13,451
Changes in provisions
Increase in existing provisions	4,183	218	4,401
Used provisions	(520)	—	(520)
unused provision reversed	(533)	—	(533)
Increase (decrease) in foreign currency exchange	(1,473)	—	(1,473)
Other Increases (Decreases)	(1)	2,970	2,969
Total Changes	1,656	3,188	4,844
Closing balance	15,107	3,188	18,295

Provisions for legal claims are for labor and tax judgments whose payment period is indeterminate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Arauco holds the following main intangible assets:

Computer software

Rights

Disclosure of Identifiable Intangible Assets

	03/31/2012	12/31/2011
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	16,745	17,609
Computer software	9,118	9,217
Water rigths	5,038	5,811
Other identifiable intangible assets	2,589	2,581
Classes of identifiable intangible Assets, gross	38,405	38,547
Computer software	30,778	30,155
Water rigths	5,038	5,811
Other identifiable intangible assets	2,589	2,581
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(21,660)	(20,938)
Accumulated amortization and impairment, intangible assets	(21,660)	(20,938)
Computer software	(21,660)	(20,938)

Reconciliation between opening and closing book values

	03/31/2012
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	9,217	5,811	2,581	17,609
Changes
Disposals	(1)	(773)	—	(774)
Amortization	(371)	—	—	(371)
Increase (decrease) in foreign currency conversion	(37)	—	—	(37)
Others Increases (Decreases)	310	—	8	318
Changes Total	(99)	(773)	8	(864)
Closing Balance	9,118	5,038	2,589	16,745

	12/31/2011
Intangible assets Roll Forward	Computer Software ThU.S.$	Water Rigths ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	4,054	5,777	1,296	11,127
Changes
Additions	6,289	22	1,308	7,619
Amortization	(1,897)	—	—	(1,897)
Increase (decrease) in foreign currency conversion	771	12	(23)	760
Changes Total	5,163	34	1,285	6,482
Closing Balance	9,217	5,811	2,581	17,609

		Minimun life	Maximum life
Computer Software	Years	3	16

The amortization of computer software is presented in the Consolidated Statements of Income under Administration Expenses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Arauco’s biological assets are its forestry plantations of mainly radiata and taeda pine and a lesser degree of eucalyptus. The total plantation is distributed in Chile, Argentina, and Brazil, reaching 1.5 million hectares, of which 941 thousand hectares are used for forestry planting, 383 thousand hectares are native forest, 152 thousand hectares are used for other purposes and 71 thousand hectares will be planted.

As of March 31, 2012, the logs production volume totaled 4,3 million cubic meters (4,6 million cubic meters as of March 31, 2011).

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forest equity is projected assuming that total volume does not decrease and a minimum demand equal to the current supply demand.

•	Future plantations are not considered.

•

The harvest of forest plantations supplies raw material for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco is assured of having high quality timber for each of its products.

•

Cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41. These changes are presented in the Consolidated Statements of Income under Other income by activity, and as of March 31, 2012 amounted to ThU.S.$ 43,890 (ThU.S.$ 57,184 as of March 31, 2011). Additionally, cost of sales include a higher cost of ThU.S.$ 47,514 as of March 31, 2012 (ThU.S.$ 51,314 as of March 31, 2011) resulting from the difference between the cost of wood at fair value versus actual cost incurred.

•	Forests are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are: in Chile 8%, in Argentina 12% and in Brazil 10%.

•	It is assumed that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

•	The average crop age by species and country is:

	Chile	Argentina	Brazil
Pine	24	15	15
Eucalyptus	12	10	7

The following chart show changes in the balance of biological assets considering variations in significant assumptions considered at calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(122,921)
	-0.5	129,875
Margins (%)	10	394,988
	-10	(394,988)

Differences in the valuation of biological assets in the discount rate and the margins are recorded in the Income Statement under item Other Operating Income and Other Operating Expenses depending on whether this is profit or loss.

Forestry plantations classified as current assets correspond to those to be harvested within 12 months.

The Company holds fire insurance policies for its forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint venture in partnership with Stora Enso, which are presented in these consolidated financial statements under the equity method (see Note 16).

As of March 31, 2012, Arauco’s investment in Uruguay represented a total of 134 thousand hectares, of which 76 thousand hectares are allocated to plantations, 7 thousand hectares to native forest, 45 thousand hectares for other uses, and 6 thousand hectares for planting.

Detail of Biological Assets Pledged as Security

There is no forestry plantations pledged as security, except for those belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, a special purpose entity). In October 2006, pledges without transfer and agreements not to prohibit sell and encumber were made in favor of JPMorgan and Arauco, for forests located on their own land.

As of March 31, 2012, the fair value of these forests reached ThU.S.$ 5,935 (ThU.S.$ 9,322 as of March 31, 2011).

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	03/31/2012	12/31/2011
	ThU.S.$	ThU.S.$
Current	275,805	281,418
Non-current	3,479,590	3,463,166
Total	3,755,395	3,744,584

Biological Assets Movement

Movement	03/31/2012 ThU.S.$
Opening Balance	3,744,584
Changes in Biological Assets
Additions	33,840
Decreases due to Sales	(544)
Decreases due to Harvest	(77,064)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	43,890
Increases (decreases) in Foreign Currency Translation	13,283
Loss of forest due to fires	(2,218)
Other Increases (decreases)	(376)
Total Changes	10,811
Closing Balance	3,755,395

Movement	12/31/2011 ThU.S.$
Opening Balance	3,790,958
Changes in Biological Assets
Additions	145,867
Decreases due to Sales	(1,287)
Decreases due to Harvest	(346,423)
Gain (Loss) of Changes in Fair Value, less estimated Costs at Point of Sale	229,889
Increases (decreases) in Foreign Currency Translation	(56,403)
Loss of forest due to fires	(16,897)
Other Increases (decreases)	(1,120)
Total Changes	(46,374)
Closing Balance	3,744,584

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENT

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

As of March 31, 2012 and December 31, 2011, Arauco made the following disbursements related to its main environmental projects:

	31-03-2012	Disbursements undertaken 2012				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	254	Asset	Property, plant and equipment	4,914	2012
Arauco Do Brasil S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	—	Asset	Property, plant and equipment	354	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,317	Asset	Property, plant and equipment	6,194	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	315	Asset	Property, plant and equipment	1,491	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,309	Asset	Property, plant and equipment	3,174	2012
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Asset	Property, plant and equipment	1,284	2012
Alto Parana S.A.	Construction emisario	In process	—	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	65	Asset	Property, plant and equipment	2,661	2012
Alto Parana S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	334	Asset	Property, plant and equipment	4,512	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	14	Asset	Property, plant and equipment	217	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	253	Expense	Administration expenses	1,477	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	20	Asset	Property, plant and equipment	530	2012
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	334	Asset	Operating cost	1,709	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	104	Expense	Administration expenses	416	2012
Forestal Celco S.A.	Environmental improvement studies	In process	135	Expense	Administration expenses	540	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	22	Expense	Administration expenses	116	2012

		TOTAL	5,252			30,363

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	12/31/2011	Disbursements undertaken 2011				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S.$	Expense Asset	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	4,721	Asset	Property, plant and equipment	6,244	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	54	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,744	Asset	Property, plant and equipment	3,506	2012
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	132	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,832	Asset	Property, plant and equipment	590	2012
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	1,965	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,711	Asset	Property, plant and equipment	4,344	2012
Celulosa Arauco Y Constitucion S.A.	Construction of Outlets	Finished	330	Asset	Property, plant and equipment	—	—
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	3,583	Asset	Property, plant and equipment	2,426	2012
Alto Parana S.A.	Construccion Emisario	In process	39	Asset	Property, plant and equipment	774	2012
Alto Parana S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2	Asset	Property, plant and equipment	2,606	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	247	Asset	Property, plant and equipment	546	2012
Paneles Arauco S.A.	Environmental improvement studies	In process	1,416	Expense	Administration expenses	1,976	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	474	Asset	Property, plant and equipment	257	2012
Paneles Arauco S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	3,288	Asset	Operating cost	2,510	2012
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	390	Expense	Administration expenses	400	2012
Forestal Celco S.A.	Environmental improvement studies	Finished	853	Asset	Property, plant and equipment	—	—
Forestal Celco S.A.	Environmental improvement studies	In process	407	Expense	Administration expenses	552	2012
Forestal Valdivia S.A.	Environmental improvement studies	In process	244	Expense	Administration expenses	126	2012

		TOTAL	23,432			26,857

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ASSETS HELD FOR SALE

Due to the decrease in demand for saw timber products because of events happened between 2008 and 2009 year, have led Arauco’s Management on December, 2010 to decide permanently close the following sawmills: La Araucana, Escuadrón, Lomas Coloradas, Coelemu and the remanufacturing plant Lomas Coloradas. Fixed assets related to these facilities are available for sale, renewed efforts were begun to sell the assets involved. As of December 31, 2011, Arauco remains committed to its plan to sell these assets, although the completion of these sales have been delayed more than expected due to the pursuit of beneficial transactions.

Information on the main types of non-current assets held for sale:

	03/31/2012	12/31/2011
	ThU.S.$	ThU.S.$
Land	5,011	5,011
Buildings	5,739	5,739
Property, plant and equipment	4,543	4,543
Total	15,293	15,293

As of March 31, 2012 there has not been effect recognized in the item Other Operating Expenses related to impairment of these assets held for sale

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments as of March 31, 2012 and December 31, 2011. An informative estimate of fair value is shown for instruments valued at amortized cost.

Financial Instruments	March 2012		December 2011
	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair Value ThU.S.$
Assets

Fair value with change in Income and Loss (negotiation) (1)		149,312		155,751
Interest Rate Swaps	—	—	—	—
Forward	—	—	—	—
Mutual funds (2)	—	149,312	—	155,751
Loans and Accounts Receivables	1,236,332	1,236,332	907,898	907,898
Cash and cash equivalents	388,658	388,658	160,150	160,150
Cash	51,529	51,529	31,624	31,624
Fixed term Deposits	320,096	320,096	128,526	128,526
Agreements	17,033	17,033	—	—
Accounts Receivables (net)	847,674	847,674	747,748	747,748
Trades and Notes Receivables	652,687	652,687	639,761	639,761
Leases	5,132	5,132	5,841	5,841
Other Debtors	189,855	189,855	102,146	102,146
Hedging		48,579		1,162
Swap foreign exchange	—	47,288	—	—
Forward	—	149	—	—
Provision of the guarantee	—	1,142	—	1,162

Financial Liabilities, Total	4,093,524	4,353,731	3,615,080	3,820,734
Financial Liabilities at amortized cost (3)	4,090,649	4,350,856	3,610,374	3,816,028
Bonds issued in Dollars	2,468,328	2,709,546	1,985,244	2,186,270
Bonds issued in UF (4)	686,199	703,787	634,670	653,561
Banck Loans in Dollars	489,054	491,669	574,665	561,476
Banck Loans in other currencies	23,240	22,026	18,676	17,602
Financial Leasing	31	31	46	46
Trades and other Payables	423,797	423,797	397,073	397,073
Financial liabilities with change in Income and Loss		2,875		3,612
Hedging		—		1,094
Swap		—		185
Forward		—		909

(1)	Assets measured at fair value through income or loss other than mutual funds classified as cash equivalents, are presented in the Consolidated Balance Sheet in Other Financial Assets.
(2)	Although this item is disclosed in note IFRS 7 as Fair Value with change in income and loss according to expected sales in short term; in this Consolidated Balance Sheet, it is classified as Cash and cash equivalents for its high level of liquidity.
(3)	Financial liabilities measured at amortized cost, others than Trade creditors and Other accounts payable and financial liabilities held for trading are presented in this Consolidated Balance Sheet in Other financial liabilities, current and non-current according to their maturity.
(4)	UF is a Chilean measure which incorporates the effects of inflation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Here are short-term portion of long-term debt of financial debt as of March 31, 2012 and December 31, 2011

	March 2012	December 2011
	ThU.S.$	ThU.S.$
Obligations with banks and financial institutions long term—short term portion	84,387	85,124
Bonds—short term portion	56,127	58,607
Total	140,514	143,731

The following table shows Arauco’ net debt to equity ratio level as of March 31, 2012 and December 31, 2011

	March 2012	December 2011
	ThU.S.$	ThU.S.$
Financial debt, current	182,191	244,471
Financial debt, non-current	3,484,661	2,968,830
Total	3,666,852	3,213,301
Cash and cash equivalent	(537,970)	(315,901)
Net financial debt	3,128,882	2,897,400
Non-controlling participation	92,407	90,543
Net equity attributable to parent company	7,008,954	6,939,607
Total consolidated equity	7,101,361	7,030,150

Total net debt to equity ratio	0.44	0.41

The following chart shows others Financial Liabilities, current and non current, and Trade and other current payables as of March 31, 2012 and December 31, 2011

March-12	Total
	Current ThU.S.$	Non Current ThU.S.$	Total
UF	22,411	663,788	686,199
U.S. Dollars	33,716	2,434,612	2,468,328
Bonds obligations, Total	56,127	3,098,400
U.S. Dollars	119,297	369,757	489,054
Others currencies	6,736	16,504	23,240
Loans with banks, Total	126,033	386,261
Financial Leasing, Total	31	—	31
Swaps y Forward, Total	2,875	—	2,875

Other Financial Liabilities Current and Non Current, Total	185,066	3,484,661	3,669,727

Trades and Other Payables, Total	423,797	—	423,797

Financial Liabilities, Total	608,863	3,484,661	4,093,524

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

December 2011	Total
	Current ThU.S.$	Non Current ThU.S.$	Total
UF	19,425	615,245	634,670
U.S. Dollars	39,182	1,946,062	1,985,244
Bonds obligations, Total	58,607	2,561,307
U.S. Dollars	173,949	400,371	574,320
Others currencies	11,869	7,152	19,021
Loans with banks, Total	185,818	407,523
Financial Leasing, Total	46	—	46
Swaps y Forward, Total	4,521	185	4,706

Other Financial Liabilities Current and Non Current, Total	248,992	2,969,015	3,218,007

Trades and Other Payables, Total	397,073	—	397,073

Financial Liabilities, Total	646,065	2,969,015	3,615,080

Fair Value Financial Assets with Changes in Income and Loss (Trading)

Fair value financial assets with changes in income and loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, with changes in value recognized in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

The following table details Arauco’s financial assets at fair value with changes in income and loss:

	March 2012 ThU.S.$	December 2011 ThU.S.$	Period Variation

Fair value with changes in income and loss (negotiation)	149,312	155,751	-4%
Mutual Funds	149,312	155,751	-4%

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under the Company’s Investment Policy. As of the date of these consolidated financial statements, the Company has decreased its position in this type of instrument by 4% as compared with December 2011.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments. These instruments are not available for trading on non quoted market’s or otherwise. In the Consolidated Balance Sheet they are included in Cash and cash equivalent and Trades and Other Receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, trades and other receivables current and non-current.

	March 2012	December 2011
	ThU.S.$	ThU.S.$
Loans and Receivables	1,236,332	907,898
Cash and Cash Equivalents	388,658	160,150
Cash	51,529	31,624
Fixed Term Deposits	320,096	128,526
Pacts	17,033	—
Receivables (Net)	847,674	747,748
Trades and Other Notes receivables	657,819	645,602
Other Debtors	189,855	102,146

Cash and Cash Equivalents: Includes cash on hand, bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value.

The following table shows cash and cash equivalents (the balance of mutual funds is included in this note according to its valuation, as instrument to fair value through profit or loss) classified by currency of origin as of March 31, 2012 and December 31, 2011

	03-31-2012	12-31-2011
	ThU.S.$	ThU.S.$

Cash and Cash Equivalents	537,970	315,901
US Dollar	422,479	196,546
Euro	25,808	58,328
Other currencies	55,807	47,410
$ no adjustable	33,876	13,617

Fix Term Deposits and Repurchased Agreements: The objective of this instrument is to maximize short-term returns of cash. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than ninety days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, operation activity or corporate purposes.

Other Debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades receivables are presented at net value, which means that they are presented net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed to in the original sales terms. These provisions are carried out when a customer files for and commences legal bankruptcy proceedings or is in default of payments, or when Arauco has exhausted all debt collection options within a reasonable period. These include telephone calls, e-mails and debt collection letters.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Trades and account receivables, current and non-current by currencies as of March 31, 2012 and December 31, 2011

	03-31-2012	12-31-2011
	ThU.S.$	ThU.S.$
Trades and account receivables, current	840,630	740,416
US Dollar	573,246	500,790
Euros	27,609	25,800
Other currencies	134,958	127,871
$ no adjustable	100,122	82,754
U.F.	4,695	3,201

Trades and account receivables, non current	7,044	7,332
US Dollar	489	641
Other currencies	—	101
$ no adjustable	2,567	2,538
U.F.	3,988	4,052

The following table summarizes Arauco’s financial assets at closing balance:

	March 2012	December 2011
	ThU.S.$	ThU.S.$
Financial Assets	1,385,644	1,063,649
Fair Value with changes in Income	149,312	155,751
Loans and receivables	1,236,332	907,898

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, which can either be fixed or subject to variable interest rates.

Also included in this category are non-derivative financial liabilities for services or goods delivered to Arauco at the closing date of this balance sheet that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As of the closing date of the balance sheet, Arauco includes in this category obligations with banks and financial institutions, publicly issued bonds in U.S. Dollars and UF, creditors and other payables.

	Currency	March 2012	December 2011	March 2012	December 2011
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,090,644	3,610,374	4,090,644	3,816,028
Bonds Issued	U.S. Dollar	2,468,328	1,985,244	2,468,328	2,186,270
Bonds Issued	U.F.	686,199	634,670	686,199	653,561
Bank Loans	U.S. Dollar	489,054	574,665	489,054	561,476
Bank Loans	Other currencies	23,240	18,676	23,240	17,602
Financial Leasing	UF	31	46	31	46
Trades and Other Payables	U.S. Dollar	87,170	74,826	87,170	74,826
Trades and Other Payables	Euro	4,639	42,654	4,639	42,654
Trades and Other Payables	Other currencies	85,316	43,378	85,316	43,378
Trades and Other Payables	$ no adjustable	241,138	232,893	241,138	232,893
Trades and Other Payables	UF	5,529	3,322	5,529	3,322

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The disclosure of these liabilities at amortized cost in the Consolidated Balance Sheet as of March 31, 2012 and December 31, 2011

		March 2012
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Loans that accrue interest	182,191	3,484,661	3,666,852
Trades and Other Payables	423,797	—	423,797
Total Financial Liabilities	605,988	3,484,661	4,090,649

		December 2011
	Current	Non Current
	ThU.S.$	ThU.S.$	Total
Loans that accrue interest	244,471	2,968,830	3,213,301
Trades and Other Payables	397,073	—	397,073
Total Financial Liabilities	641,544	2,968,830	3,610,374

Fair Value Financial Liabilities with Changes in Income and Loss

As of the closing date of the balance sheet, Arauco held a swap exchange rate as a financial liability at fair value with changes in income and loss. This liability incurred a net decrease of 20%, due to a rate decrease experienced by the economy in the last period.

Financial Liabilities	March 2012 ThU.S.$	December 2011 ThU.S.$
Total Financial Liabilities	4,093,524	3,615,080
Financial Liabilities at fair value with changes in income (negotiation)	2,875	3,612
Hedging Liabilities	—	1,094
Financial Liabilities Measured at Amortized Cost	4,090,649	3,610,374

A summary of Arauco’s financial liabilities at closing balance date is as follows:

Effect on Other Comprehensive Income

The following table details reconciliation of balances swap cash flow hedges presented in Comprehensive Income Statement:

	March 2012	December 2011
	ThU.S.$	ThU.S.$
Opening balance	(25,914)	(14,079)
Fair value variation	48,531	(13,446)
Covered bond exchange difference	(49,336)	10,066
Higher financial expense to incomes	1,268	1,782
Swaps liquidations	(2,550)	(2,695)
Tax	1,098	455
Closing balance	(26,903)	(17,917)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Effect on Income

The following table details net income items and expenses recognized in income on financial instruments:

		Net Gain (loss)		Impairment
		03/31/2012	04/01/2011	03/31/2012	04/01/2011
	Financial Instrument	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
At fair value with changes in income	Swap	—	2,276
	Forward	(8,204)	(1,443)
	Mutual Funds	138	3,041
	Total	(8,066)	3,874	—	—

Loans and Receivables	Fix terms deposits	2,557	4,938
	Repurchased agreements	226	38
	Trades and Other receivables	—	—	461	2,566
	Total	2,783	4,976	461	2,566

Hedges Instruments	Cash flow swap	(1,268)	(1,782)
	Total	(1,268)	(1,782)
Liabilities
At amortized cost	Bank loans	(2,765)	(2,075)
	Bond issued obligations	(42,422)	(43,260)
	Total	(45,187)	(45,335)	—	—

Fair Value Hierarchy

The assets and liabilities recorded at fair value in the Consolidated Balance Sheet dated March 31, 2012, have been measured based on the methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level I: Values or quoted prices in active markets for identical assets and liabilities.

•

Level II: Information (“Inputs”) from other sources than the quoted values of Level I, but observable in the market for assets and liabilities either directly (prices) or indirectly (derived from prices).

•	Level III: Inputs for assets or liabilities that are not based on observable market data.

	Fair Value March 2012 ThU.S.$	Methodology Fair Value
		Level I	Level II	Level II
Financial Assets at fair value
Mutual Fonds	149,312	149,312	—	—
Financial Liabilities at fair value
Swap (liabilities)	2,875	—	2,875	—

Hedging Instruments

Hedging instruments registered as of as of March 31, 2012 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded rate swaps resulting at fair value for a total of ThU.S.$ 47,288 which is presented in the Consolidated Balance Sheet in Other current financial liabilities, non-current and forward of ThU.S.$ 149, which is presented in the Consolidated Balance Sheet in Other current financial assets. Their effects in the present period are presented in Equity as Other comprehensive results, net of exchange rate and deferred taxes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Nature of Risk

Arauco is exposed to variations in cash flows due to exchange rate risk, mainly resulting from having assets in U.S. Dollars and liabilities in UF (obligations to the public), which causes mismatches that could affect operating results.

Information on Swaps Assigned as Hedging

Hedging Swaps H Series Bond

Hedging Objective

In March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market with an annual 2.25% coupon and semi-annual interest payments (in March and September). This bond is amortized at the end of the period, with a prepayment option from March 1, 2011. The maturity date is March 1, 2014.

In order to avoid exchange rate risk, Arauco made two cross-currency swap contracts listed below:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this swap, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at a 2.25% annual rate, and pays semi-annual interest (in March and September) based on a notional amount of US$ 35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.99%. The market value amounts to ThU.S.$ 8,114 as of March 31, 2012. The maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract, Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 4.94%. The market value amounts to ThU.S.$ 8,602 as of March 31, 2012. The maturity date of this Swap is March 1, 2014.

Through a test of effectiveness, Arauco is able to validate that the instrument is highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty in commitments that are subject of such hedging.

Hedging Swaps F Series Bond

Hedging Objective

Arauco placed an F series bond in November 2008 and, March 2009 for an amount of 7,000,000 UF at an annual rate of 4.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made four cross-currency swap contracts that partially cover the bond amount fluctuations:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 1: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.38 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.86%. The market value amounts to ThU.S.$ 5,672 as of March 31, 2012. This contract expires on October 30, 2014.

Contract 2: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 6,210 as of March 31, 2012. This contract expires on April 30, 2014.

Contract 3: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.98 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.8%. The markets value amounts to ThU.S.$ 6,199 as of March 31, 2012. This contract expires on October 30, 2014.

Contract 4: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 37.62 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.79%. The markets value amounts to ThU.S.$ 6,616 as of March 31, 2012. This contract expires on October 30, 2014.

Contract 5: With this contract Arauco receives semi-annual interest payments (in April and October) based on a notional amount of 1,000,000 UF at an annual rate of 4.25%, and pays semi-annual interest (in April and October) based on a notional amount of U.S.$ 38.42 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.62%. The markets value amounts to ThU.S.$ 5,894 as of March 31, 2012. This contract expires on October 30, 2014.

Contract 6: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 3.96% annually, and pays semi-annual interest (In April and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.29%. The market value amounts to ThU.S.$ -1,423 as of March 31, 2012. This contract expires on October 30, 2021.

Contract 7: With this contract Arauco receives semi-annual interest payments (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interest (In April and October) based on a notional amount of U.S.$ 43.62 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 5.23%. The market value amounts to ThU.S.$ 1,652 as of March 31, 2012. This contract expires on October 30, 2021.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Hedging Swaps J Series Bond

Hedging Objective

Arauco placed a J series bond in September 2010 for an amount of 5,000,000 UF at an annual rate of 3.25% payable semi-annually. To mitigate the risk of exchange rate, Arauco made five cross-currency swap contracts that partially cover the bond amount fluctuations:

Contract 1: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The market value amounts to ThU.S.$ -1,308 as of March 31, 2012. This contract expires on September 1, 2020.

Contract 2: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.20%. The markets value amounts to ThU.S.$ -1,308 as of March 31, 2012. This contract expires on September 1, 2020.

Contract 3: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.25%. The markets value amounts to ThU.S.$ -1,476 as of March 31, 2012. This contract expires on September 1, 2020.

Contract 4: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$ 42.87 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.17%. The markets value amounts to ThU.S.$ -1,218 as of March 31, 2012. This contract expires on September 1, 2020.

Contract 5: With this contract Arauco receives semi-annual interest payments (in March and September) based on a notional amount of 1,000,000 UF at an annual rate of 3.25%, and pays semi-annual interest (in March and September) based on a notional amount of U.S.$42.86 million (equivalent to 1,000,000 UF at the exchange rate at the date of the contract) at a rate of 5.09%. The markets value amounts to ThU.S.$ -939 as of March 31, 2012. This contract expires on September 1, 2020.

Hedging Swaps E Series Bond

Hedging Objective

In November 2008 Arauco placed a series E bond for a total UF 1,000,000, with a coupon of 4.00%, payable semi-annually. To mitigate the risk of exchange rate Arauco performed a cross-currency swap contract, which fully covered the amount of the bond issued:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Contract 1: Arauco receives semi-annual interests (In April and October) based on a notional amount of UF 1,000,000 at a rate of 4.21% annually, and pays semi-annual interests (In April and October) based on a notional amount of U.S.$ 43.28 million (equivalent to UF 1,000,000 at the closing exchange rate of the contract) at a rate of 3.36%. The market value amounts to ThU.S.$ -3,156 as of March 31, 2012. This contract expires on October 30, 2014.

Through a test of effectiveness, Arauco can validate that the above-detailed hedging instruments are highly effective within an acceptable range for the Company to eliminate exchange rate uncertainty for commitments that are subject of such hedging.

Hedging Strategy

Given that Arauco holds a high percentage of assets in U.S. Dollars, the Company needs to reduce its exchange rate risk as it has obligations in adjustable-rate Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from adjustable-rate Pesos obligations generated by the above mentioned bonds, with U.S. Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Guaranteeing business continuity and normal operations in the long term;

b)	Providing all financing needs for new investments to achieve sustainable growth over time;

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value, as well as providing an adequate return to shareholders.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial covenants of the Company are as follows:

Instrument	Amount at 03/31/2012 (ThU.S.$)	Amount at 12/31/2011 (ThU.S.$)	Amount at 12/31/2010 (ThU.S.$)	Interest Coverage >= 2.0x	Debt Level(1) <= 1.2x	Debt Level(2) <= 0.75x
Local Bonds	686,199	634,670	677,362	N/A	✓	N/A
Forestal Río Grande S.A. Loan	60,760	69,440	104,144	✓(3)	N/A	✓(3)
Bilateral Bank Loan	192,025	216,426	240,260	✓	✓	N/A
Other Loans	259,509	307,475	53,152	No Financial Covenants Required
Foreign Bonds	2,468,328	1,985,244	2,374,258	No Financial Covenants Required

N/A: Not applicable for the instrument

(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial covenants on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

As of March 31, 2012 and December 31, 2011, Arauco has complied with all financial covenants.

Debt instruments ratings as of March 31, 2012, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s (4)	Feller Rate
Local bonds	—	AA	—	AA
Foreign bonds	BBB	BBB+	Baa2	—

(4)Negative Outlook

Capital requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt contracts. The company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

Capital (in Thousands of U.S. Dollars) as of March 31, 2012 and December 31, 2011, are as follows:

	03-31-2012 ThU.S.	12-31-2011 $ ThU.S.$
Equity	7,101,361	7,030,150
bank loans	512,294	593,341
financial leasing	31	46
Bonds	3,154,527	2,619,914

Capital	10,768,213	10,243,451

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure compliance with either bank loans or bond payments, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Financial Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed to by counterparties, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco’s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts. Furthermore, credit risk also arises for assets that are in the hands of third parties such as fixed term deposits, agreements and mutual funds.

With regard to trade accounts receivables, as a policy, Arauco holds insurance policies for open account sales. These are intended to cover export sales from the Company, Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental Credit Insurance Company (AA- Fitch Ratings from January 13, 2011). Arauco do Brasil (Brazil) local sales credits are insured with Euler Hermes Insurance Company. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounted to U.S.$ 57,29 million in March 2012. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

During the first quarter of 2012, Arauco’s consolidated sales amounted to ThU.S.$ 1,010,429 that according to the agreed term of sales, 64.06 % correspond to credit sales, 27.41% to sales with letters of credit, and 8.53 % to other classes of sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

As of As of March 31, 2012, Arauco’s Sales Debtors amounted to ThU.S.$ 641,338 that according to the agreed term of sales, 63.87% corresponded to credit sales, 30.12% to sales with letters of credit and 6.01% to other classes of sales, distributed among 2,088 clients. The client with the highest open account debt did not exceed 2.65% of total receivables at that date.

The receivables covered by the different insurance and guarantee policies reaches 98.10%, therefore, Arauco’s exposure portfolio is 1.90%.

Secured debt analysis Open Account	ThU.S. $	%
Total trade receivable Open Account	409,619	100.00%
debt secured(*)	401,850	98.10%
debt unsecured	7,769	1.90%

(*)	Secured Debt is defined as the portion of accounts receivable that is covered by a credit company or guarantees as stand-by, mortgage or guarantee bond (among others).

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

	March 2012 Th.U.S.$	December 2011 Th.U.S.$
Current Receivables

Trades and Notes Receivable	652,108	639,182
Financial lease debtors	2,968	3,261
Other Debtors	185,554	97,973
Net subtotal	840,630	740,416

Trades and Notes Receivable	671,301	658,925
Financial lease debtors	3,045	3,356
Other Debtors	190,603	102,951
Gross subtotal	864,949	765,232

Estimated Trades and Uncollectable Notes—Bad Debt	19,193	19,743
Estimated Financial leases	77	95
Estimated Miscellaneous—Bad debt	5,049	4,978
Subtotal Bad Debt	24,319	24,816

Non Current Receivables

Trades and Notes Receivable	579	579
Financial lease debtors	2,164	2,580
Other Debtors	4,301	4,173
Net Subtotal	7,044	7,332

Trades and Notes Receivable	579	579
Financial lease debtors	2,200	2,580
Other Debtors	4,301	4,173
Gross subtotal	7,080	7,332

Estimated Trades and Uncollectable Notes—Bad Debt	—	—
Estimated Financial leases	36	—
Estimated Miscellaneous—Bad debt	—	—
Subtotal Bad Debt	36	—

The following table shows the movement of the allowance for doubtful accounts at As of March 31, 2012 and December 31, 2011:

	03/31/2012 Th.U.S.$	12/31/2011 Th.U.S.$
Opening balance	24,816	21,333
Increase	—	6,352
Increase (decrease) by foreign exchange	15	38
Reverse provision	(604)	(2,907)
Closing balance	24,227	24,816

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the risk rating of mutual funds outstanding As of March 31, 2012 and December 31, 2011

	03/31/2012	12/31/2011
	Th.U.S.$	Th.U.S.$
AAAfm	148,370	155,246
AAfm	942	505
Total Mutual Fonds	149,312	155,751

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Financial Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth the Company’s Credit Policy.

For customer credit line approval and/or modification, all Arauco group companies must follow an established procedure. All Credit requests are entered into a Credit Evaluation model (EVARIE) where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount, it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

Sales with letters of credit are mainly from Asia and the Middle East. Credit assessments of the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies of country and world risk rankings, and of their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system that has set parameters to block orders from clients who have accumulated past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or whose credit has expired.

Of the total accounts receivable as of March 31, 2012, 89.48% is current, 6.94% is between 1 and 15 days past due, 0.58% is between 16 and 30 days past due, 0.68% is between 31 and 60 days past due, 0.09% is between 61 and 90 days past due, 2.23 % is between 91 and 180 days past due, being the maximum distribution of credit for Arauco.

	Accounts receivables 2012
Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 180	Total
ThU.S.$	573,853	44,529	3,706	4,355	599	0	14,295	641,338
%	89.648	6.94	0.58	0.68	0.09	0	2.23	100%

	Accounts receivables 2011

Days	Up to date	1 to 15	16 to 30	31 to 60	60 to 90	90 to 180	More than 90	Total
ThU.S.$	560,879	50,827	10,169	994	2,921	4,943	9,028	639,761
%	87.67	7.94	1.59	0.16	0.46	0.77	1.41	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Arauco has recognized impairment over the last five years in the amount of ThU.S.$13.89 million which represents 0.087% of total sales during this period. As of March 31, 2012, 3.0% (2.2% as of December 31, 2010) of the total trade receivables is recognized as a provision for doubtful accounts.

As of March 31, 2012 accounts receivable past due amounts to ThU.S.$ 78,882 (ThU.S.$ 70,458 as of December 31, 2011), of which ThU.S.$ 19,743 are impaired (ThU.S.$ 13,584 as of December 31, 2011).

Sales debtor impairment as a

percentage of total sales

	2012	2011	2010	2009	2008	Last 5 years
Sales Debtors Impairment	0.001%	0.015%	0.01%	0.03%	0.016%	0.087%

The amount recovered by guarantee collections, insurance payments or any other credit enhancement during the first quarters of 2012 amounts to ThU.S.$ 65.22, which represents 12.97% of the total impaired financial assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management

In March 2009, Arauco implemented a Guarantee Policy in order to control accounting, valuation and expiration dates.

In December 2009, Arauco Group updated its Corporate Credit Policy.

Regarding the risk of fix term deposits, agreements and mutual funds, Arauco has a placement policy that minimizes the risk through guidelines for management of cash flow surpluses in low-risk institutions.

Currently there is an Uncollectable Debtors Provision Policy under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy that which identifies and limits financial instruments and companies in which Arauco and its subsidiaries are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classifications and limits, which depend on duration and on the issuer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

With regard to intermediaries (such as banks, brokers dealers and mutual funds), a methodology is used with the objective of determining the relative risk level of each bank or entity’s financial position and debt and asset security using a point system that gives each subject entity a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official Financial statements provided by the banks under evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by risk classification companies authorized by the controlling entity, which in this case include Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criteria are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department constantly monitors the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the capital commitment of the main financial liabilities subject to liquidity risk, presented without discounting and grouped according to their maturity dates:

March 31, 2012 (1):

				Maturity							Total
Tax ID	Name	Currency	Name - country Loans whith banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 months ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	131	0	0	185	0	0	0	131	185	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	148	0	0	98	0	0	0	148	98	Monthly	TJLP + 1,2%	TJLP + 1,2%
											48,025	144,000	(i) semiannual; (k) semiannually
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos	0	0	48,025	96,000	48,000	0	0			from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	10,036	0	0	2,474	0	0	0	10,036	2,474	Maturity	0.80%	0.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	55	0	0	0	148	0	0	55	148	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	175	0	0	0	454	0	0	175	454	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	1,522	0	0	0	0	0	0	1,522	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	72	0	0	0	508	2,438	710	72	3,656	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	194	0	0	48	0	0	0	194	48	Maturity	TJLP + 1,10%	TJLP + 1,10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	1,838	0	0	0	0	0	0	1,838	—	Monthly	11.25%	11.25%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	0	64	0	760	966	348	9	64	2,083	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	0	0	0	56	268	79	6	403	Maturity	3.30%	3.30%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	70	0	0	0	162	0	0	70	162	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	38	0	0	0	113	0	0	38	113	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	289	0	0	0	924	0	0	289	924	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	288	0	0	0	722	0	0	288	722	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Santander-Brasil	0	1,737	0	0	0	0	0	1,737	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A-E-I	0	15	0	0	0	0	555	15	555	Maturity	TJLP + 2,91%	TJLP + 2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B-F-J	0	10	0	0	0	0	333	10	333	Maturity	TJLP + 3,91%	TJLP + 3,91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C-G-K	10	0	0	0	0	0	233	10	233	Maturity	Cesta Moedas +2,91%	Cesta Moedas +2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D-H-L	0	16	0	0	0	0	370	16	370	Maturity	TJLP + 5,11%	TJLP + 5,11%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito E	0	0	0	0	0	0	3,643	—	3,643	Maturity	TJLP + 2,91%	TJLP + 2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito E	0	0	0	0	0	0	2,187	—	2,187	Maturity	TJLP + 3,91%	TJLP + 3,91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito E	0	0	0	0	0	0	1,532	—	1,532	Maturity	Cesta Moedas +2,91%	Cesta Moedas +2,91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito E	0	0	0	0	0	0	2,429	—	2,429	Maturity	TJLP + 5,11%	TJLP + 5,11%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	0	1,050	0	204,425	0	0	0	1,050	204,425	Maturity	1.59%	1.59%
—	Alto Parana S.A.	U.S. Dollar	Banco Galicia- Argentina	0	0	10,053	0	0	0	0	10,053	—	Maturity	3.70%	3.70%
—	Alto Parana S.A.	U.S. Dollar	Citibank-Argentina	5,026	0	0	0	0	0	0	5,026	—	Maturity	1.20%	1.20%
—	Alto Parana S.A.	U.S. Dollar	Banco BBVA - Argentina	0	0	5,006	0	0	0	0	5,006	—	Maturity	3.70%	3.70%
—	Alto Parana S.A.	U.S. Dollar	Banco Santander - Argentina	0	0	5,039	0	0	0	0	5,039	—	Maturity	3.90%	3.90%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. -Brasil	74	0	0	0	258	0	0	74	258	Monthly	0.00%	0.00%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,333	0	25,713	25,822	0	0	0	35,046	25,822	Quaterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%
			Total	29,305	2,892	93,836	329,812	52,311	3,054	12,080	126,033	397,257

				Maturity							Total
Tax ID	Name	Currency	Name - country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 months ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	8,355	0	7,592	32,022	0	0	0	15,947	32,022	(i) semiannual; (k) maturity	4.02%	4.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	5,671	0	0	27,220	27,220	27,220	388,680	5,671	470,340	(i) semiannual; (k) maturity	4.24%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	0	0	172	93,992	0	0	0	172	93,992	(i) semiannual; (k) maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	0	0	621	20,866	20,866	20,866	246,594	621	309,192	(i) semiannual; (k) maturity	3.23%	3.22%
-	Alto Paraná S.A.	Dólares	Bono 144 A - Argentina	0	5,307	0	34,425	310,344	0	0	5,307	344,769	(i) semiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2019	0	0	6,142	72,500	72,500	72,500	512,471	6,142	729,971	(i) semiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2a Emisión	0	0	391	18,750	18,750	129,317	0	391	166,817	(i) semiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 5a Emisión	0	0	3,459	307,067	0	0	0	3,459	307,067	(i) semiannual; (k) maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 6a Emisión	9,250	0	0	41,625	378,561	0	0	9,250	420,186	(i) semiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee 2021	0	0	3,889	40,000	40,000	40,000	433,053	3,889	553,053	(i) semiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee 2022	0	0	5,278	47,500	47,500	47,500	558,987	5,278	701,487	(i) semiannual; (k) maturity	4.77%	4.75%
			Total	23,276	5,307	27,544	735,967	915,741	337,403	2,139,785	56,127	4,128,896

				Vencimientos							Total
Tax ID	Name	Currency	Name - country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 months ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	More than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortización	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-k	6	12	13	—	—	—	—	31	—	Monthly	4.50%	4.50%
			Total	6	12	13	—	—	—	—	31	—

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2011 (1):

				Maturity							Total
Tax ID	Name	Currency	Name-country Loans with banks	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	127	—	—	207	—	—	—	127	207	Monthly	TJLP + 1,2%	TJLP + 1,2%
—	Arauco Do Brasil S.A.	Real	Banco Alfa - Brasil	143	—	—	139	—	—	—	143	139	Monthly	TJLP + 1,2%	TJLP + 1,2%
													(l) semmianual;
				—	24,426	24,000	98,501	72,795	—	—	48,426	171,296	(k) semmianually
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - Estados Unidos										from 2011	Libor 6 months + 0,2%	Libor 6 months + 0,2%
—	Industrias Forestales S.A.	U.S. Dollar	Banco BBVA - Argentina	—	—	10,016	—		—	—	10,016	0	Maturity	0.95%	0.95%
—	Arauco do Brasil S.A.	Real	Banco HSBC- Brasil	53	—	—	—	157	—	—	53	157	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Bradesco	173	—	—	—	484	—	—	173	484	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco do Brasil - Brasil	4,419	—	—	—	—	—	—	4,419	—	Maturity	6.75%	6.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	70	—	—	733	1,218	2,765	714	70	5,430	Monthly	TJLP + 3,80%	TJLP + 3,80%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	189	—	—	94	—	—	—	189	94	Maturity	TJLP + 1,10%	TJLP + 1,10%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	3,124	—	—	—	—	—	—	3,124	—	Monthly	11.25%	11.25%
	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	—	25	20	—	242	—	—	45	242	Monthly	8.70%	8.70%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	—	26	82	282	80	6	470	Maturity	3.30%	3.30%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	67	—	—	—	174	—	—	67	174	Monthly	4.50%	4.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	37	—	—	—	119	—	—	37	119	Maturity	5.50%	5.50%
—	Arauco do Brasil S.A.	Real	Banco Itau -Brasil	280	—	—	—	966	—	—	280	966	Maturity	8.70%	8.70%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	281	—	—	—	771	—	—	281	771	Maturity	4.50%	4.50%
—	Arauco Forest Brasil S.A.	Real	Banco Santander-Brasil	2,789	—	—	—	—	—	—	2,789	—	Maturity	6.75%	6.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Estado-Chile	50,086	—	—	—	—	—	—	50,086	—	Maturity	0.93%	0.93%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	20,025	—	—	—	—	—	—	20,025	—	Maturity	0.37%	0.37%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	—	212	204,272	—	—	—	212	204,272	Maturity	1.59%	1.59%
—	Industrias Forestales S.A.	U.S. Dollar	Banco Galicia- Argentina	—	5,013	—	—	—	—	—	5,013	—	Maturity	1.10%	1.10%
	Industrias Forestales S.A.	U.S. Dollar	Citibank-Argentina	—	—	5,010	—	—	—	—	5,010	—	Maturity	1.00%	1.00%
—	Arauco do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. -Brasil	72	—	—	—	—	264	—	72	264	Monthly	0%	0%
76.721.630-0	Forestal Rio Grande S.A.	U.S. Dollar	J.P.Morgan - Estados Unidos	9,442	—	25,713	34,478	—	—	—	35,155	34,478	Quarterly	Libor 3 months + 0,375%	Libor 3 months + 0,375%
			Total	91,383	29,464	64,971	338,450	77,008	3,311	794	185,818	419,563

				Maturity							Total
Tax ID	Name	Currency	Name-country Bonds obligation	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type of Amortizatión	Effective Rate %	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-E	—	—	14,370	29,664	—	—	—	14,370	29,664	(l) semmianual; (k) maturity	4.02%	4.00	% 4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	—	2,107	25,283	25,283	25,283	359,903	2,107	435,752	(l) semmianual; (k) maturity	4.24%	4.25	% 4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-H	—	640	—	88,171	—	—	—	640	88,171	(l) semmianual; (k) maturity	2.40%	2.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	2,308	—	19,381	19,381	19,381	233,876	2,308	292,019	(l) semmianual; (k) maturity	3.23%	3.22%
-	Alto Paraná S.A.	Dólares	Bono 144 A - Argentina	—	—	1,004	34,425	34,425	275,789	—	1,004	344,639	(l) semmianual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2019	15,205	—	—	72,500	72,500	72,500	530,405	15,205	747,905	(l) semmianual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 2a Emisión	—	2,734	—	18,750	18,750	133,987	—	2,734	171,487	(l) semmianual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 5a Emisión	7,303	—	—	314,631	—	—	—	7,303	314,631	(l) semmianual; (k) maturity	5.14%	5.13%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee Bonds 6a Emisión	—	—	4,047	41,625	378,412	—	—	4,047	420,037	(l) semmianual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Dólares	Yankee 2021	—	8,889	—	40,000	40,000	40,000	442,850	8,889	562,850	(l) semmianual; (k) maturity	5.02%	5.00%
			Total	22,508	14,571	21,528	684,430	588,751	566,940	1,567,034	58,607	3,407,155

				Maturity							Total
Tax ID	Name	Currency	Name-country Lease	0 to 1 month ThU.S.$	1 to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 3 Years ThU.S.$	3 to 5 Years ThU.S.$	5 to 7 Years ThU.S.$	more than 7 years ThU.S.$	Current	Non Current	Type of Amortizatión	Effective Rate %	Nominal Rate
82.152.700-7	Bosques Arauco S.A.	UF	Banco Santander Chile - 97.036.000-K	6	12	28	—	—	—	—	46	—	Monthly	4.50%	4.50%
			Total	6	12	28	0	0	0	0	46	0

(!)	Arauco’ politics considered to meet with all Accounts payable related to or third parties (see Note 13), no later than 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Guarantees given

As of the date of these financial statements, Arauco holds about U.S.$ 50 million as financial assets passed to third parties (beneficiaries), as a direct guarantee. If Arauco does not meet its obligation, the beneficiaries can seek relief under the warranty.

As of March 31, 2012, the assets covered by an indirect guarantee amounted to U.S.$ 565 million. The indirect guarantees are given to protect the obligation assumed by a third party, either a related company or an unrelated company (the buy-back operations that guarantee the obligation of forest service enterprises amounted to U.S.$ 48 million, which in the event of default, Arauco can cancel the obligation to obtain the asset exchange contract).

On September 29, 2011, Arauco signed a Security Agreement under which it awarded a joint and not several guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of U.S.$ 454,000,000 and the Finnevera Guaranteed Facility Agreement in the amount of U.S.$ 900,000,000. Both loan agreements were signed with the International Development Bank. Such guarantee is reflected in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

Direct:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	94	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	480	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	186	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Equipment	Property, plant and equipment	US Dollar	527	Banco Itaú BBA S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	4,943	Banco Votorantim S.A.
Arauco Forest do Brasil S.A.	Guarantee Letter	—	US Dollar	1,737	Banco Santander S.A.
Arauco Forest do Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of ADB	—	US Dollar	33,424	BNDES
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	586	Banco Alfa S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	519	Banco Alfa S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	771	Banco Votorantim S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	292	Banco Votorantim S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	704	Banco Bradesco S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	242	Banco HSBC Bank Brasil S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	312	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	1,602	Banco Itaú BBA S.A.
Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	169	Banco Itaú BBA S.A.

Arauco do Brasil S.A	Equipment	Property, plant and equipment	US Dollar	813	Banco do Brasil S.A.

Arauco do Brasil S.A	Guarantee Letter	—	US Dollar	2,133	Tradener Ltda

		Total		49,573

Indirect:

Subsidiary reporting	Guarantee	Involved assets	Currency	ThU.S.$	Creditor of the guarantee
Celulosa Arauco S.A	suretyship not supportive and cumulative	—	US Dollar	247,139	Negocios conjuntos - Uruguay
Celulosa Arauco S.A	Full Guarantee	—	US Dollar	270,000	Alto Paraná (Bonds holders 144 A)
Bosques Arauco S.A	Buy-back	—	UF	1,898	Leasing Banco Santander
Bosques Arauco S.A	Buy-back	—	UF	1,231	Leasing Banco de Chile
Forestal Valvidia S.A	Buy-back	—	UF	266	Leasing Banco Santander
Forestal Valvidia S.A	Buy-back	—	UF	867	Leasing Banco de Chile
Forestal Celco S.A	Buy-back	—	UF	11,830	Banco Santander Santiago
Forestal Celco S.A	Buy-back	—	UF	31,788	Banco de Chile
		Total		565,019

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by losses from fluctuations in exchange rate in currencies in which assets and liabilities are denominated, in a functional currency different than the one defined by Arauco.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of U.S. Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Euro, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Income.

Sensitivity analysis considers a variation of +/- 5% of the exchange rate as of March 31, 2012 over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 5% in relation to the Chilean Peso would mean an EBITDA an annual variation of +/- 0.52% (equivalent to ThU.S.$ 5,297), on the income after tax and +/- 2.24% (equivalent to ThU.S.$ 8,632) and 0.12% on equity (equivalent to ThU.S.$ 8,632).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions at the balance sheet date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.39% (equivalent to ThU.S.$ 200) and a change on the heritage of +/- 0.01% (equivalent to ThU.S.$ 200).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations to the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2012, 11% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest rate, is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.73% (equivalent to ThU.S.$ 2,705) and +/- 0.04% (equivalent to ThU.S.$ 2,705) on equity.

Thousands of dollars	March 2012	Total
Fixed rate	3,260,047	88.9%
Bonds issued	3,154,525
Loans with Banks (*)	105,491
Financial leasing	31
Variable rate	406,803	11.1%
Bonds issued	—
Loans with Banks	406,803
Total	3,666,850	100.0%

Thousands of dollars	December 2011	Total
Fixed rate	2,794,688	87.0%
Bonds issued	2,619,914
Loans with Banks (*)	174,728
Financial leasing	46
Variable rate	418,613	13.0%
Bonds issued	—
Loans with Banks	418,613
Total	3,213,301	100.0%

(*)	Include bank loans to Floating rates with swap to a fixed rate.

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales and directly affect the net income for the period.

As of March 31, 2012, operational income due to pulp sales accounted for 44.1% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of +/- 32.90% (equivalent to U.S.$ 209 million), on the income after tax and +/- 30.5% (equivalent to U.S.$ 117 million) and +/- 1.81% (equivalent to U.S.$ 147 million) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

Following below are the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the Company purchases logs and woodchip from third parties, which it sells to its other business areas.

Pulp

The Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.2 million tons per year. Pulp is sold in more than 40 countries, mainly in Asia and Europe.

Panels

The Panels business unit produces a wide range of panels products and several kinds of moldings aimed at the furniture, decoration and construction industries. In its 7 industrial plants, 3 in Chile, 2 in Argentina and 3 in Brazil, the Company has a total annual production capacity of 3.1 million cubic meters of plywood, PBO, MDF, Hardboards and moldings.

Sawn Timber

The Sawn Timber business unit produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation, 8 in Chile and 1 in Argentina, the Company has a production capacity of 2.8 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. These products are sold in more than 28 countries.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina and Brazil, reaching 1.5 million hectares, of which 941 thousand hectares are used for plantations, 383 thousand hectares for native forests, 152 thousand hectares for other uses and 71 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and in lesser degree of eucalyptus. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Additionally, Arauco owns a forestry asset of 134 thousand hectares in Uruguay through a joint venture with Stora Enso, which is presented under Investment in associates and accounted for the equity method (see Note 15 and 16).

Summary financial information of assets, liabilities, income and results at the end of each period:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Year ended March 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external cus	474,645	188,844	33,975	304,496	8,469	0	1,010,429	0	1,010,429
Ordinary activity income among segments	10,289	2	242,249	3,301	7,599	0	263,440	(263,440)	0

Financial income	0	0	0	0	0	3,797	3,797	0	3,797
Financial costs	0	0	0	0	0	(58,082)	(58,082)	0	(58,082)
Financial costs, net	0	0	0	0	0	(54,285)	(54,285)	0	(54,285)

Depreciation and amortizations	35,977	5,591	2,639	11,407	1,173	781	57,568	0	57,568
Sum of significant income accounts	0	0	43,890	0	0	0	43,890	0	43,890
Sum of significant expense accounts	0	4,855	2,583	14,430	0	0	21,868	0	21,868

Income (loss) of each specific segment	88,864	14,872	15,789	13,288	(1,898)	(78,853)	52,062	0	52,062

Company equity in profit and loss of associates and joint ventures through equity method

Associates	0	0	0	0	0	1,092	1,092	0	1,092
Joint ventures	127	0	(2,427)	0	0	779	(1,521)	0	(1,521)

Income tax expense	0	0	0	0	0	(9,328)	(9,328)	0	(9,328)

Non-monetary asset disbursements of the segment

Acquisition of property, plant and equipment and biologic	41,560	14,556	44,352	146,790	30	253	247,541	0	247,541
Acquisition and contribution of investments in associates	23,665	0	0	0	0	13,490	37,155	0	37,155

Nationality of Ordinary Income
Ordinary income (Chilean companies)	424,168	178,072	19,119	149,076	187	0	770,622	0	770,622
Ordinary income—foreign (Foreign companies)	50,477	10,772	14,856	155,420	8,282	0	239,807	0	239,807
Total Ordinary Income	474,645	188,844	33,975	304,496	8,469	0	1,010,429	0	1,010,429

Year ended March 31, 2012	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,098,814	603,254	5,495,025	1,710,036	45,383	1,112,818	13,065,330	(18,125)	13,047,205
Investments accounted through equity method
Associates	0	0	226,296	0	0	137,056	363,352	0	363,352
Joint Ventures	220,247	0	326,929	0	0	24,279	571,455	0	571,455
Segment liabilities	169,626	59,154	141,279	280,630	13,265	5,281,890	5,945,844	0	5,945,844

Nationality of Non-current assets

Chile	2,712,883	299,119	3,472,259	350,560	17	246,804	7,081,642	1,281	7,082,923
Foreign	689,317	23,197	1,491,159	760,988	32,349	120,047	3,117,057	0	3,117,057
Non-current assets, Total	3,402,200	322,316	4,963,418	1,111,548	32,366	366,851	10,198,699	1,281	10,199,980

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

For the period ended March 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Income due to ordinary activities from external customers	526,894	177,438	34,559	297,243	5,587	0	1,041,721	0	1,041,721
Ordinary activity income among segments	9,381	6	156,753	4,568	6,726	0	177,434	(177,434)	0

Financial income	0	0	0	0	0	7,286	7,286	0	7,286
Financial costs	0	0	0	0	0	(51,575)	(51,575)	0	(51,575)
Financial costs, net	0	0	0	0	0	(44,289)	(44,289)	0	(44,2589)

Depreciation and amortizations	34,043	4,877	2,934	13,582	962	651	57,049	0	57,049
Sum of significant income accounts	0	0	57,346	0	0	0	57,346	0	57,346
Sum of significant expense accounts	0	0	3,485	0	0	0	3,485	0	3,485

Income (loss) of each specific segment	188,240	13,363	20,283	41,200	965	(87,548)	176,503	0	176,503

Company equity in profit and loss of associates and joint ventures through equity method
Associates	0	0	0	0	0	169	169	0	169
Joint ventures	(482)	0	(4,201)	0	0	618	(4,065)	0	(4,065)

Income tax expense	0	0	0	0	0	(47,160)	(47,160)	0	(47,160)

Non-monetary asset disbursements of the segment

Acquisition of property,plant and equipment and biological assets	64,570	15,347	35,061	31,161	15	185	146,339	0	146,339
Acquisition and contribution of investments in associates and joint venture	3,500	0	15,500	0	0	0	19,000	0	19,000

Nationality of Ordinary Income

Ordinary income (Chilean companies)	459,724	165,185	18,395	168,349	164	0	811,817	0	811,817
Ordinary income—foreign (Foreign companies)	67,170	12,253	16,164	128,894	5,423	0	229,904	0	229,904
Total Ordinary Income	526,894	177,438	34,559	297,243	5,587	0	1,041,721	0	1,041,721

Year ending December 31, 2011	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	4,106,354	573,776	5,429,476	1,584,328	46,379	730,771	12,471,084	(13,362)	12,457,722

Investments accounted through equity method
Associates	0	0	218,972	0	0	120,325	339,297	0	339,297
Joint Ventures	194,551	0	329,357	0	0	23,501	547,409	0	547,409
Segment liabilities	156,973	54,004	134,171	263,375	14,119	4,804,930	5,427,572	0	5,427,572

Chile	2,706,137	285,880	3,475,637	386,112	22	185,270	7,039,058	1,367	7,040,425
Foreign	669,833	23,443	1,449,220	667,069	33,435	111,637	2,954,637	0	2,954,637
Non-current assets, Total	3,375,970	309,323	4,924,857	1,053,181	33,457	296,907	9,993,695	1,367	9,995,062

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2012	12-31-2011
Current non-financial assets	ThU.S.$	ThU.S.$
Current roads to amortize	83,876	66,667
Prepayment to amortize (insurance, support y others)	23,904	22,059
Recoverable taxes (Relating to purchases)	116,569	111,782
Other current non financial assets	9,420	6,688
Total	233,769	207,196

	03-31-2012	12-31-2011
Non current non-financial assets	ThU.S.$	ThU.S.$
Non Current roads to amortize	84,637	76,678
Guarantee values	595	3,208
Recoverable taxes (Relating to purchases)	14,623	12,573
Other non current non financial assets	6,057	7,442
Total	105,912	99,901

	03-31-2012	12-31-2011
Current non financial liabilities	ThU.S.$	ThU.S.$
Provision of mínimum dividend (1)	183,236	161,707
ICMS tax payable	24,247	18,615
Other tax payable	30,094	31,488
Other Current non financial liablilities	8,480	7,382
Total	246,057	219,192

(1)	Provision includes a minimum dividend of subsidiary minority.

	03-31-2012	12-31-2011
Non current non financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	121,410	120,235
Other non current non financial liablilities	4,415	4,354
Total	125,825	124,589

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend payment is determined based on the effective realized income, net of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum required and additional dividend, the following unrealized results are excluded from the results of the exercise:

1)	Those relating to the fair value recorded for forestry assets covered by IAS 41, restoring them to the net income at the time of its completion. For these purposes, this includes the realized portion of such increases in fair value for assets sold or disposed by other means.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

2)	Those generated through the acquisition of entities. These results will be restored to the net income at the time of their realization. For this purpose, the results are realized when acquired entities generate an income after their acquisition or when such entities are sold.

The deferred taxes associated with the amounts described in points 1) and 2) are also excluded.

The following table details adjustments made for the determination of distributable net income As of March 31, 2012 and December 31, 2011 corresponding to 40% of the distributable net income for each period:

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 03/31/2011	51,425
Adjustments
Biological Assets
Unrealized	(43,889)
Realized	47,514
Deferred income taxes	(1,677)
Total adjustments	1,948
Distributable Net Income at 03/31/2012	53,373

Distributable Net Profit ThU.S.$
Income attributable to the Parent Company at 12/31/2011	612,553
Adjustments
Biological Assets
Unrealized	(229,889)
Realized	253,019
Deferred income taxes	(11,770)
Total adjustments	11,360
Distributable Net Income at 12/31/2011	623,913

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, with around 40% of net income to be distributed for each tax year, but will also consider the alternative of distributing a provisional dividend at year end.

The line “Other current non-financial liabilities” included in the Consolidated Balance Sheet as of March 31, 2012 in the amount of ThU.S.$ 246,057, shows a total of ThU.S.$ 182,918 for “Provision of minimum dividend,” of which ThU.S.$ 21,350 corresponds to the provision of minimum dividend for the year 2012 and ThU.S.$ 161,568 corresponds to dividend to be paid for the 2011 year, both corresponding to parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

Earnings per share

The earnings per share are calculated by dividing the income attributable to shareholders of the Company with the weighted average of outstanding common shares. Arauco has no dilutive shares.

	January — March
Gains (losses) per Shares	2012 ThU.S.$	2011 ThU.S.$
Gain (loss) attributable to holders of instruments in net equity participation of the Controller	51,425	172,487
Weighted average of number of shares, basic	113,152,446	113,152,446
Gain (loss) per share (U.S.$ per share)	0.45	1.52

NOTE 27. EVENTS AFTER REPORTING PERIOD

1) On April 2012, Arauco received advanced payment of ThU.S.$ 50,000 due to the fire at the Panels Plant in Nueva Aldea Industrial Forestry Complex. It is estimated that ThU.S.$ 15,000 corresponds to business interruption damages and ThU.S.$ 35,000 to coverage for physical damages.

Due to the complexity and magnitude of the loss, to date, the liquidation process is not yet completed.

2) On April 26, 2012, the Company placed bonds in the local market. Such bonds were not printed, they were issued to the bearer, and their most relevant conditions are the following:

1. “P” Series Bonds, issued against the Company’s bond line approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendence of Securities and Insurance under No. 588, on June 4, 2009. Likewise, the abovementioned series was approved by the Board on October 25, 2011, and it is recorded in Official Letter No. 30,212 of the abovementioned Superintendence, dated November 23, 2011.

This placement was made for an aggregate amount of 5,000,000 Unidades de Fomento (“UF”) for a 21-year term. The interests shall be accrued as of November 15, 2011, and will be paid bi-annually, on May 15 and November 15 of each year, as of May 15, 2012. The capital will be amortized in 22 installments, payable bi-annually on May 15 and November 15 each year, as of May 15, 2022 and up to November 15, 2032.

The issuance reached a placement rate of 3.88%.

The “P” Series Bonds shall accrue, over the non-paid capital, expressed in UF, a coupon interest of 4% per year, compounded, mature, calculated over the basis of two equal 180 day semesters, equal to a rate of 1.9804% per semester.

2. This series of bonds has a local risk classification of AA.

3. The agent that placed the placement was IM Trust S.A., Stock Brokers, a company with which there is no ownership relationship.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

March 31, 2012

Amounts in thousands of U.S. dollars, except as indicated

4. The spread over the bond issued Central Bank of Chile in UF (BCU”) at 20 years for “P” Series, was of 110 base points.

5. Other relevant conditions of the bonds are the following:

i) The “P” Series Bonds may be recovered as of November 15, 2014.

ii) The Bonds will have no collateral

iii) The funds from the abovementioned placement will be used, approximately 70%, to finance Arauco’s investments and/or those of its related entities, and, approximately 30%, to the payment and prepayment of the Company’s or its related entities’ short or long term liabilities, whether expressed in national or foreign currency.

It is estimated that the abovementioned bond placement shall have no significant effect on the company’s income statements.

3) The authorization of the issuance and publication of these Consolidated Interim Financial Statements for the period from January 1, 2012 to March 31, 2012 was approved on the Company’s Number 467 Extraordinary Board of Directors Meeting held on May 25, 2012.

After March 31, 2012 and until date of issuance of these financial statements , there has been no other event, financial or otherwise, to report.